P.E 3/26/06

AR/S


06061623

0-26396


SEC MAIL PROCESSING
RECEIVED
NOV 1 4 2006
WASH. D.C.
213
SECTION



BENIHANA® inc.

ANNUAL REPORT 2006

The Benihana Restaurant Group

The Benihana family of restaurants offers a sumptuous variety of the finest Japanese cuisine to be found in the west.

From the heightened experience of Benihana, where most Americans had their first taste of Japanese food, to the breathlessly delicious and comfortably elegant fusion of Haru, to the funky and flashy scenes at RA, our restaurants treat you to fabulous dining served in uniquely pleasing settings.


BENIHANA


HARU

JAPANESE FUSION CUISINE


RA

Pacific Rim Cuisine

Selected Financial Data

The following table sets forth, for the periods indicated, selected consolidated financial data that has been derived from our audited Consolidated Financial Statements. The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

In thousands, except per share information

	FISCAL YEARS ENDED				
	March 26, 2006	March 27, 2005	March 28, 2004	March 30, 2003	March 31, 2002 (53 wk yr)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:					
Total revenues	**$ 245,553**	$ 218,331	$ 202,963	$ 189,244	$ 171,507
Cost of food and beverage sales	**59,014**	53,372	51,437	46,182	42,754
Restaurant operating expenses	**139,433**	126,825	118,183	112,050	99,964
Restaurant opening costs	**1,270**	1,304	2,088	501	1,281
Marketing, general and administrative expenses	**22,693**	20,939	16,362	15,512	13,373
Impairment charge	–	2,668	–	–	438
Interest (income) expense, net	**(88)**	298	457	528	990
Income before income taxes and minority interest	**23,231**	12,925	14,436	14,471	12,707
Income tax provision	**8,491**	4,520	4,821	4,725	3,964
Income before minority interest	**14,740**	8,405	9,615	9,746	8,743
Minority interest	**178**	585	643	477	100
Net income	**14,562**	7,820	8,972	9,269	8,643
Basic earnings per share (1)	**1.40**	.81	1.01	1.06	1.14
Diluted earnings per share (1)	**1.36**	.77	.98	.99	1.09
CONSOLIDATED BALANCE SHEET DATA:					
Total assets	**$ 191,516**	$ 154,254	$ 142,643	$ 129,759	$ 99,444
Long-term debt including current maturities	**6,666**	10,000	21,500	22,000	6,000
Stockholders' equity	**125,262**	103,207	95,045	83,713	71,999
OTHER FINANCIAL DATA:					
Capital expenditures	**$ 25,834**	$ 22,446	$ 22,950	$ 27,418	$ 13,944

(1) On June 7, 2002, the Board of Directors declared a 15% stock dividend in Class A stock on both the Class A Shares and Common Shares. The stock dividend was paid on August 12, 2002 to holders of record July 15, 2002. As a result, basic and diluted earnings per common share are shown as if the stock dividend had been in existence for each fiscal year presented.

To Our Shareholders

Dear Shareholder,

More than forty years ago, a new and unique restaurant concept was introduced to the United States - the Benihana teppanyaki. Shortly thereafter, the Benihana name and logo became one of the most widely known and respected restaurant brands in the country, and remains so to this day. With comparable sales among the strongest in the restaurant industry, the Benihana concept has clearly withstood the test of time by staying at the forefront of contemporary dining and entertainment. It's a market position we must maintain, and given that the Benihana teppanyaki concept represents a majority of our earnings, we owe it to our shareholders to keep our flagship brand at the cutting edge of Asian cuisine.

To realize that objective, we have been and continue to work with a renowned restaurant design firm to make significant changes to Benihana's décor which we believe will make a lasting impression on a new generation of consumers. It's a simple, yet powerful strategy that we believe will solidify our leadership position for another 40 years.

Our new enhanced design puts diners at the center of the Benihana experience with a atmosphere that is inspiring and more inviting, and is also significantly more efficient from an operational standpoint. Over time, we feel that customers will begin to interact with the renovated locations a little differently than they have in the past resulting in increased dinner business and more usage of the revamped cocktail lounge area.

We appreciate that the $40 to $50 million in capital needed over the next 24 months to reinvigorate our core Benihana concept is considerable, and will obviously have a significant impact on our earnings growth over the next two fiscal years. Leadership oftentimes means making tough decisions that might require increased spending over the near term, but with the expectation of increased returns. However, we are confident that the long-term benefits of the revitalization initiative far outweigh the negative impact of immediate increased cost but will in the long term significantly enhance shareholder value.

Based on the increased sales levels we have experienced in the restaurants where remodeling has been accomplished, we anticipate an average 15% sales lift for all restaurants over their first 12 months of operation post-remodel, with returns on invested capital north of 10% for the entire project. Once this program is completed, the average age of our teppanyaki units will fall from 19 years to less than 12 years, and more than half of our Benihana units will be less than five years old. In other words, Benihana will essentially be a 40-year old, brand-new restaurant business when we complete the revitalization program.

In addition to our Benihana concept, we have achieved great success with our other brands, RA Sushi and Haru, and together have a clear runway of opportunity over the next few years in building a diversified, multi-concept portfolio of Benihana teppanyaki, RA Sushi, and to a lesser extent, Haru. We are therefore prudently allocating capital to these concepts based upon expected returns and strategic gains.

RA Sushi Bar Restaurant continues to deliver astonishing unit sales growth, even in the current economic climate, as this highly portable concept has become the choice destination for diners in the Phoenix and Tucson area as well as Chicago, Las Vegas, San Diego, Houston, and Palm Beach who are looking for great sushi in an exciting and upscale environment. Over the long term, we think this growth vehicle has a large market potential for growth, and its unit economics are among the best in the restaurant industry, with a return on invested capital close to 40%. Perhaps the greatest challenge to a more aggressive rollout of this concept is securing great locations, because when we do, the numbers really speak for themselves. Realizing the potential for this brand, we have built infrastructure which will help us accelerate development, but within our strict real estate selection criterion.

Haru, our Japanese fusion cuisine concept, also made measurable strides this year and continues to make positive contributions to our Company. Haru's unit growth potential is more limited than RA Sushi, but it can be expanded selectively, with a new unit planned for New York's Financial District in fiscal 2007. We will add new stores, but only when we believe the return justifies the expenditure. Still, it remains a great source of operating cash flow for our future needs.

Fiscal 2006 was a very successful year for our company. On the top-line, we delivered record revenue of $245.6 million, reflecting 12.5% year-over-year growth. Company-wide, comparable restaurant sales were 8.7%, with a strong increase in guest traffic. We also delivered earnings of $14.6 million, which was 86.2% higher than last year.

Overall, we have an experienced and committed team whose excitement for our future reverberates throughout the ranks. Ultimately, you're as good as the people who work with you, and in my mind, Benihana has never been in a better place with regard to personnel and morale.

We are thankful to you our shareholders and our customers for your continued interest and support, to our employees for their loyalty and hard work and to our Board of Directors for their valuable guidance.

Sincerely,



Joel A. Schwartz
President and Chief Executive Officer

Management's Discussion and Analysis:

Financial Condition and Results of Operations

OVERVIEW

Our Business

We are one of the largest chains of Asian restaurants in the United States. We have operated "Benihana" teppanyaki-style Japanese restaurants in the United States for over 40 years, and we believe we are the largest operator of teppanyaki-style restaurants in the country. Our core concept, the traditional Benihana restaurant, offers teppanyaki-style Japanese cooking in which fresh steak, chicken and seafood is prepared by a chef on a steel grill which forms a part of the table at which the food is served. We also operate other restaurant concepts offering Asian, predominately sushi, entrees. Our Haru concept offers an extensive menu of Japanese fusion dishes in an urban atmosphere, as well as catering to customers seeking take-out or delivery of their meals. In addition to traditional, high quality sushi and sashimi creations, Haru offers raw bar items and Japanese cuisine. We believe that Haru is well situated for densely populated cities with nearby shopping, office and tourist areas. Our RA Sushi concept offers sushi and a full menu of Pacific-Rim dishes in a high-energy environment featuring upbeat design elements and contemporary music. RA Sushi caters to a younger demographic and we believe that it is highly suitable for a variety of real estate options including life-style centers, shopping centers and malls.

At March 26, 2006 we:

- owned and operated 56 Benihana teppanyaki-style Japanese dinnerhouse restaurants,
- franchised 21 additional Benihana restaurants,
- owned and operated seven Haru restaurants,
- owned and operated nine RA Sushi restaurants, and
- owned and operated one Doraku restaurant in Miami Beach, Florida, which was sold subsequent to year end.

Summary of results

Summary highlights of our fiscal 2006 year compared to the previous year:

- the fourteenth consecutive year of total sales increases,
- opened a new Benihana teppanyaki-style restaurant in Tucson, Arizona,
- opened a new RA Sushi restaurant in Houston, Texas, and
- opened a new Haru restaurant in Philadelphia, Pennsylvania.

OUTLOOK

In fiscal 2006, we opened one teppanyaki restaurant, one Haru restaurant and one RA Sushi restaurant. We believe that our revenues will increase next year due to the newly opened restaurants and from continuing increases in customer counts at restaurants open for longer than one year. We believe that total revenues will also increase during fiscal 2007 from the planned openings of two new teppanyaki restaurants in Coral Gables and Miramar, Florida; and four new RA Sushi restaurants in Palm Beach Gardens, Florida, Glenview, Illinois, Torrance, California and Corona, California. We will, however, have to contend with lost sales due to our renovation and revitalization program, as well as lost sales from sold units.

We have undertaken a design initiative to develop a prototype Benihana teppanyaki restaurant to improve the unit-level economics while shortening construction time and improving decor. The restaurant in Miramar, Florida, which opened during June 2006, is the first restaurant to feature the new prototype design. Under a renovation program commenced during 2005, we are also using many of the design elements of the new prototype to refurbish our older teppanyaki restaurant units.

During fiscal 2006, management made a strategic decision to accelerate the renovation and revitalization program. We are committed to revitalizing our 40-plus year old Benihana teppanyaki concept for a new generation, while simultaneously generating a solid return on invested capital for our shareholders. The new design reflects the

Management's Discussion and Analysis:

Financial Condition and Results of Operations

cutting edge of contemporary dining and entertainment, and places the customer at the center of the Benihana experience through the visual impact of the exterior, a vibrant waiting area, and a more dramatic stage setting for our legendary Benihana Chefs. During fiscal 2006, our restaurant in Short Hills, New Jersey was the first teppanyaki to be retrofitted with the new design elements. We plan to refurbish approximately 20-25 of our older teppanyaki restaurants over a thirty month timeframe. Management is pleased with the initial impact that this enhanced atmosphere has had on sales at the Short Hills location. While it is still early in the renovation program, management anticipates similar results at our Memphis and Cleveland restaurants, which have recently re-opened after similar renovations were completed in May 2006. We believe that we will complete the renovation of eight restaurants in fiscal 2007 and have an additional three in progress by the end of the fiscal year. By beginning the older Benihana teppanyaki units now, we are opportunistically building a stronger foundation for our core brand amid a growing American appetite for Asian cuisine. As we roll out the new design over fiscal 2007, we will be contending with 175-200 lost restaurant operating weeks, $1.5-$1.8 million in charges related to shortening the useful lives of restaurant assets, as well as ongoing expenditures for those locations under construction, in addition to the capital expenditures of the program, which we currently estimate to average approximately $2.0 million per unit. Together, these factors will have an impact on our overall earnings by $0.33-$0.39 per diluted share for fiscal 2007. We believe that once the renovated restaurants re-open they will mitigate the gross cost of the program with higher sales and operating profits. However, we believe the long-term benefits of the revitalization initiative far outweigh the costs. The program will enhance our leadership position as the premier choice for Japanese-style dining.

The restaurant industry is a highly competitive business, which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. Operating margins for the restaurant industry are susceptible to fluctuations in prices of commodities, which include beef, chicken and seafood as well as other items necessary to operate, such as electricity or other energy supplies. Additionally, the restaurant industry is characterized by a significant initial capital investment, coupled with high labor costs. Our management is focused on monitoring these costs and increasing same store sales to continue to raise restaurant operating profit in existing restaurants as well as new restaurants. Our expansion plans take into account these operational factors and investment costs to generate sustainable operating results and achieve acceptable returns of investment from each of our restaurant concepts.

OPERATING RESULTS

Revenues

Revenues consist of the sales of food and beverages at our restaurants and royalties and licensing fees from franchised restaurants. Revenues are dependent upon the number of restaurants in operation, the number of patrons that visit our restaurants and franchisees' restaurants and the average per person guest check amounts.

The following table shows revenues and percentage changes for the past three years:

(Dollar amounts are expressed in thousands)

	FISCAL YEAR ENDED					
	2006		2005		2004	
		Percent change from 2005		Percent change from 2004		Percent change from 2003
Restaurant sales	**$244,032**	**12.6%**	$216,756	7.7%	$201,335	7.1%
Franchise fees and royalties	**1,521**	**(3.4%)**	1,575	(3.3%)	1,628	22.3%
Total revenues	**$245,553**	**12.5%**	$218,331	7.6%	$202,963	7.2%

Management's Discussion and Analysis:

Financial Condition and Results of Operations

Revenues *(cont.)*

The table below shows the amount of the changes in restaurant sales and the nature of the changes.

(Amounts are expressed in thousands)

	FISCAL YEAR ENDED		
	2006	2005	2004
Increase in sales from restaurants opened or owned longer than one year	**$ 18,438**	$ 10,139	$ 211
Increase from restaurants opened less than one year	**6,912**	11,652	7,062
Increase from acquired restaurants owned less than one year	**3,441**	83	7,748
Increase (decrease) from sales at existing units while not comparable due to remodeling closures	**1,392**	(3,370)	497
Decrease in sales due to units permanently closed or sold	**(2,907)**	(3,083)	(2,096)
Amount of increase from prior year	**$ 27,276**	$ 15,421	$ 13,422

In addition to our Benihana teppanyaki restaurants, we have other concepts that feature sushi along with other predominately Asian menu choices. Our Haru concept features an extensive menu of Japanese fusion dishes served in a high energy, urban setting. Haru's menu offers traditional sushi and sashimi creations as well as raw bar items and Japanese cuisine. The Haru concept generates exceptionally high average unit sales volumes from take-out and delivery and as a result of customer satisfaction and the high population density that comprises the concept's primary market, New York City. Approximately 37% of Haru's revenues are derived from delivery and takeout sales. The RA Sushi concept is a vibrant, hip restaurant featuring sushi and other Asian menu items in a high-energy environment featuring upbeat design elements and contemporary music. RA Sushi's beverage sales represent approximately 33% of restaurant sales. The RA Sushi units are less expensive to build than the Company's other two concepts and offer the Company a growth vehicle that we believe can succeed in larger markets. The Company's sole Doraku restaurant offered sushi and other Japanese dishes. Subsequent to the end of fiscal 2006, the Company sold its Doraku restaurant.

Restaurant sales for each of our restaurant concepts are shown in the table below:

(Amounts are expressed in thousands)

	FISCAL YEAR ENDED		
	2006	2005	2004
Benihana	**$ 189,796**	$ 175,045	$ 166,452
Haru	**27,662**	22,785	21,871
RA Sushi	**24,620**	17,334	11,574
Doraku	**1,954**	1,592	1,438
Total	**$ 244,032**	$ 216,756	$ 201,335

We believe that the Benihana style of presentation makes us a unique choice for customers. We believe that customers who are seeking greater value for their dining budget appreciate the entertainment value provided by the chef cooking directly at their table. We believe that we are the largest restaurant chain offering sushi to consumers nationwide. Sushi bars have been added to most of the Benihana restaurants over the past several years.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

2006 compared to 2005

Revenues increased 12.5% in fiscal 2006 when compared to fiscal 2005. Restaurant sales increased $27.3 million in fiscal 2006 when compared to fiscal 2005. The increase was mainly attributable to increases in sales from restaurants opened longer than one year of $18.4 million, sales from new or acquired restaurants of $10.4 million, and a net increase of $1.4 million in sales from restaurants closed for remodeling offset by $2.9 million decrease for restaurants permanently closed.

Benihana - Sales for the Benihana teppanyaki restaurants increased $14.8 million in fiscal 2006 compared to fiscal 2005. The increase is attributable to increases in sales from restaurants opened longer than one year of $12.2 million and from sales of new or acquired restaurants prior to becoming comparable restaurant units of $4.1 million. Sales were positively impacted by $1.4 million due to the timing of temporary closures during fiscal 2006 when compared to fiscal 2005. These increases were offset by sales reductions attributable to permanent restaurant closures. Two restaurants were closed during fiscal 2005 as a result of lease expirations and one unit was sold to a franchisee during fiscal 2006. The increase in sales from restaurants opened longer than one year benefited from a 2-3% menu price increase initiated during the second quarter of fiscal 2005. Additionally, guest counts increased 4.6% to 7.6 million guests in fiscal 2006 from fiscal 2005. Comparable restaurant sales growth for teppanyaki restaurants opened longer than one year increased 7.2%. The average per person guest check amount was $24.96 in fiscal 2006 compared to $24.15 in fiscal 2005, representing a 3.4% increase. Guest counts for teppanyaki restaurants opened longer than one year increased by 4.2%. Sales from new or acquired restaurants were mainly attributable to the Carlsbad, California restaurant which opened in June 2005 and the Anchorage, Alaska restaurant and the Tucson, Arizona restaurant, which were acquired in March 2005 and November 2005, respectively. We closed two teppanyaki restaurants in fiscal 2005, after their leases expired. One restaurant was located in Kendall, a suburb of Miami, Florida and the other was located in New York City. The Kendall restaurant will be replaced by the Coral Gables, Florida restaurant expected to open in fiscal 2007. We have no plans to replace the New York City restaurant. During fiscal 2006, we sold the Monterey, California restaurant to a franchisee.

Haru - Sales for the Haru restaurants increased $4.9 million in fiscal 2006 compared to fiscal 2005. The increase is attributable to increases in sales from restaurants opened longer than one year of $645,000 and from sales of $4,232,000 from two new Haru restaurants, one restaurant located in Philadelphia, Pennsylvania, which opened during fiscal 2006, and the other in Manhattan located in Gramercy Park, which opened during fiscal 2005. Comparable restaurant sales growth for the Haru restaurants increased 2.8% from fiscal 2005. The average per person guest check amount was $29.36 in fiscal 2006 compared to $27.73 in fiscal 2005, representing a 5.9% increase. The increase in average per person guest checks, however, was offset by a decrease in traffic at restaurants opened longer than one year totaling 3.2%.

RA Sushi - Sales for the RA Sushi restaurants increased $7.3 million in fiscal 2006 compared to fiscal 2005. The increase is attributable to increases in sales from restaurants opened longer than one year of $5.2 million and from sales of new restaurants of $2.1 million. As a result, during fiscal 2006, total traffic increased by 39.8%. Comparable restaurant sales growth for the RA Sushi restaurants was 29.9% for fiscal 2006 compared to fiscal 2005. The average per person guest check amount was $20.51 in fiscal 2006 compared to $20.19 in fiscal 2005, representing an increase of 1.6%. Additionally, traffic at restaurants opened longer than one year increased by 24.2% between fiscal years. Sales from new restaurants were attributable to the opening of a RA Sushi restaurant in Houston, Texas in February 2006 and the restaurant in Las Vegas, Nevada, which opened in October 2004.

Franchise fees and royalties decreased slightly in fiscal 2006 when compared to fiscal 2005. There was a net decrease of one restaurant in the franchise portfolio. The net decrease reflected one new opening offset by the closure of two franchise locations.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

2005 compared to 2004

Revenues increased 7.6% in fiscal 2005 when compared to fiscal 2004. Restaurant sales increased $15.4 million in fiscal 2005 when compared to fiscal 2004. The increase was mainly attributable to sales from new restaurants of $11.7 million and from increases in sales from restaurants opened longer than one year of $10.1 million offset by $3.4 million for restaurants temporarily closed for remodeling and $3.1 million for restaurants permanently closed.

BENIHANA - Sales for the Benihana teppanyaki restaurants increased $8.6 million in fiscal 2005 compared to fiscal 2004. The increase is attributable to increases in sales from restaurants opened longer than one year of $8.0 million and from sales from new restaurants prior to becoming comparable restaurant units of $7.1 million offset by sales reductions attributable to two permanent restaurant closures in fiscal 2005 as a result of lease expirations and sales reductions attributable to two temporary restaurant closures due to major refurbishings. The increase in sales from restaurants opened longer than one year is a result of a 2-3% menu price increase instituted during the second quarter of fiscal 2005. Additionally, guest counts increased 2.9% to 7 million guests in fiscal 2005 from fiscal 2004. Comparable restaurant sales growth for teppanyaki restaurants opened longer than one year increased 5.0%. The average per person guest check amount was $24.15 in fiscal 2005 compared to $23.61 in fiscal 2004. Sales from new restaurants were mainly attributable to the Carlsbad, California restaurant which opened in June 2005. During fiscal 2005, we temporarily closed two restaurants; the San Francisco, California and Manhasset, New York restaurants for major refurbishing with a negative impact on sales of $3.4 million. We closed two teppanyaki restaurants in fiscal 2005; one in Kendall a suburb of Miami, Florida and one in New York City after their leases expired. The Kendall restaurant will be replaced by the Coral Gables, Florida restaurant expected to open in fiscal 2007. We have no plans to replace the New York City restaurant.

HARU - Sales for the Haru restaurants increased $914,000 in fiscal 2005 compared to fiscal 2004. The increase is attributable to increases in sales from restaurants opened longer than one year of $545,000 and from sales of $369,000 from a new restaurant located in the Gramercy Park section of Manhattan. The increase from restaurants opened longer than one year was a result of increased traffic of 1.7%. In addition, take-out and delivery sales increased by 4.7% compared to the prior year. Comparable restaurant sales growth for the Haru restaurants increased 2.5% from fiscal 2004. The average per person guest check amount was $27.73 in fiscal 2005 compared to $27.15 in fiscal 2004.

RA SUSHI - Sales for the RA Sushi restaurants increased $5.8 million in fiscal 2005 compared to fiscal 2004. The increase is attributable to increases in sales from restaurants opened longer than one year of $1.5 million and from sales of new restaurants of $4.3 million. The increase from restaurants opened longer than one year is a result of increased traffic of 8.8% and from the maturation of recently opened restaurants in new markets. Comparable restaurant sales growth for the RA Sushi restaurants was 12.8% for fiscal 2005 compared to fiscal 2004. The average per person guest check amount was $20.19 in fiscal 2005 compared to $19.06 in fiscal 2004. Sales from new restaurants was attributable to the opening of a RA Sushi restaurant in Las Vegas, Nevada in October 2004 and from three other RA Sushi restaurants opened in the latter part of fiscal 2004.

Franchise fees and royalties decreased slightly in fiscal 2005 when compared to fiscal 2004. There were no new franchised locations opened during fiscal 2005.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

Operating costs and expenses

Cost of restaurant food and beverages sold represents the direct cost of the ingredients for the prepared food and beverages sold. Restaurant operating expenses consist of direct and indirect labor, occupancy costs, advertising and other costs that are directly attributed to each restaurant location. Restaurant opening costs include rent paid during the development period, as well as labor, training expenses and certain other pre-opening charges which are expensed as incurred.

Operating costs and expenses are largely dependent on the number of customers that visit our restaurants and the cost of commodities, the number of employees that are necessary to provide a high quality of service to our customers, rents we pay for our restaurant properties, utilities and other necessary operating costs. Expenses are additionally dependent upon average wage rates, marketing costs and the costs of administering restaurant operations.

The following table shows the amount of change in our restaurant operating costs, costs as a percentage of restaurant sales, and the percentages of change from the preceding years.

	FISCAL YEAR ENDED		
	2006	2005	2004
Cost as a percentage of restaurant sales:			
Cost of food and beverage sales	**24.2%**	24.6%	25.5%
Restaurant operating expenses	**57.1%**	58.5%	58.7%
Restaurant opening costs	**.5%**	.6%	1.0%
Marketing, general and administrative expenses	**9.3%**	9.7%	8.1%
Amount of increase (decrease) from prior year:			
Cost of food and beverage sales	**$ 5,642**	$ 1,935	$ 5,255
Restaurant operating expenses	**12,608**	8,642	6,133
Restaurant opening costs	**(34)**	(784)	1,587
Marketing, general and administrative expenses	**1,754**	4,577	850
Interest (income) expense, net	**(386)**	(159)	(71)
Percentage increase (decrease) from prior year:			
Cost of food and beverage sales	**10.6%**	3.8%	11.4%
Restaurant operating expenses	**9.9%**	7.3%	5.5%
Restaurant opening costs	**(2.6%)**	(37.6%)	316.8%
Marketing, general and administrative expenses	**8.4%**	28.0%	5.5%
Interest (income) expense, net	**(129.5%)**	(34.8%)	(13.4%)

2006 compared to 2005

Cost of food and beverage sales increased in absolute amount but decreased when expressed as a percentage of restaurant sales in fiscal 2006 when compared to fiscal 2005. The increase in absolute amount is directly attributable to the increase in restaurant sales. The decrease when expressed as a percentage of sales during the current fiscal year can be attributed to menu price increases taken during the prior year's second fiscal quarter coupled with relatively stable commodity prices.

Restaurant operating expenses increased in absolute amount but decreased when expressed as a percentage of restaurant sales in fiscal 2006 when compared to fiscal 2005. The increase in absolute amount was primarily attributable to increases in variable costs directly related to restaurant sales and new restaurant units. Also, the Company recognized additional depreciation expense totaling approximately $1.1 million during fiscal 2006, which resulted from the Company reevaluating the remaining useful lives of assets at restaurants to be renovated as part of its renovation program. The decrease when expressed as a percentage of sales was primarily attributable to gains in labor productivity in fiscal 2006 when compared to fiscal 2005.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

2006 compared to 2005 (cont.)

Restaurant opening expenses decreased slightly in absolute amount and when expressed as a percentage of restaurant sales in fiscal 2006. A comparable number of restaurants were under active development in fiscal 2006 compared to fiscal 2005.

Marketing, general and administrative expenses increased in absolute amount but decreased slightly when expressed as a percentage of restaurant sales in fiscal 2006 when compared to fiscal 2005. The increase in absolute amount is primarily attributable to increased administration headcount. Additional corporate personnel have been hired to accommodate the Company's growth plans and renovation program. The Company's expansion and renovation programs have also resulted in increased travel expenses between the corporate office and restaurant locations. Advertising and promotional costs have also increased during fiscal 2006 as a result of increased advertising related to new store openings and entrance into new markets. The Company did realize a decrease in professional fees during fiscal 2006 attributable to Benihana of Tokyo, Inc. litigation fees primarily incurred during fiscal 2005, as the trial was held during fiscal 2005. This decrease was partially offset by increased costs associated with professional fees incurred by the Company in order to remediate its material weakness identified during fiscal 2005.

Interest (income) expense, net, decreased in fiscal 2006 when compared to fiscal 2005. The decrease in expense was a result of a decrease in the average outstanding bank debt in fiscal 2006 compared to fiscal 2005 offset by increasing interest rates between fiscal years. Additionally, the Company's invested cash balances were higher during fiscal 2006 due to the completion of the second tranche of the Series B Preferred Stock sale during the current fiscal year, as well as greater cash provided by operating activities than cash used in investing activities during 2006, which resulted in increased interest income.

Our effective tax rate was 36.6% for fiscal 2006 compared to 35.0% for fiscal 2005. The increase was a direct result of increasing marginal tax rates caused by increased sales, as well as sales and profitability increasing at a greater rate than tax credits earned during the current year.

Net income for fiscal 2006 was $14.6 million, an increase of 86.2% over net income of $7.8 million in fiscal 2005. Basic earnings per common share increased to $1.40 for fiscal 2006 from basic earnings per share of $.81 for fiscal 2005. Basic average weighted shares outstanding increased by approximately 210,000 shares to 9,364,000 shares at March 26, 2006 from 9,154,000 shares at March 27, 2005. Diluted earnings per common share increased to $1.36 for fiscal 2006 from diluted earnings per common share of $.77 in fiscal 2005. Average diluted weighted shares outstanding increased by approximately 524,000 shares to 10,671,000 shares at March 26, 2006 from 10,147,000 shares at March 27, 2005. The increase in both basic and diluted average weighted shares outstanding during fiscal 2006 compared to fiscal 2005 was due to the issuance of shares for stock option exercises and the issuance of convertible preferred stock in fiscal 2006 and 2005.

2005 compared to 2004

During fiscal 2005, an impairment charge of $2,668,000 was recorded ($0.16 per diluted share net of income taxes) and is related to the write-down of equipment and leasehold improvements to estimated fair market value at four existing restaurants: the Georgetown and Monterey Benihana teppanyaki restaurants, the Doraku restaurant and the RA Sushi restaurant located in Chicago. We review our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value amount of an asset or group of assets may not be recoverable. We consider a history of relatively small operating gains or consistent and significant operating losses to be a primary indicator of potential asset impairment. Assets are grouped and evaluated for impairment at the lowest levels for which there are identifiable cash flows, primarily the individual restaurants. A restaurant is deemed to be impaired if a forecast of future operating cash flows directly related to the restaurant is less than its carrying amount. While each of the four restaurants was cash flow positive, the amount of projected cash flows was insufficient to cover our investments in them. If a restaurant is determined to be impaired, the loss is measured as the amount by which the carrying amount of the restaurant exceeds its fair value. Fair value is an estimate based on the best information available, including multiples of cash flow derived from recent purchases and sales in the restaurant industry.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

Cost of food and beverage sales increased in absolute amount and decreased when expressed as a percentage of restaurant sales in fiscal 2005 when compared to fiscal 2004. The increase in absolute amount is attributable to the increase in sales. Beef and lobster costs, which comprise approximately 40% and 15%, respectively, of our total commodity costs slightly increased in fiscal 2005 compared to fiscal 2004. The decrease when expressed as a percentage of sales is attributable to menu price increases coupled with stable commodity costs in fiscal 2005 compared to fiscal 2004.

Restaurant operating expenses increased in absolute amount but decreased slightly when expressed as a percentage of restaurant sales in fiscal 2005 when compared to fiscal 2004. The increase in absolute amount was mainly attributable to the aforementioned increase in sales. The decrease when expressed as a percentage of sales was attributable to continued gains in labor productivity in fiscal 2005 when compared to fiscal 2004.

Restaurant opening expenses decreased in absolute amount and when expressed as a percentage of restaurant sales in fiscal 2005. The decrease is attributable to fewer restaurants under active development in fiscal 2005 compared to fiscal 2004.

Marketing, general and administrative expenses increased in absolute amount and when expressed as a percentage of restaurant sales in fiscal 2005 when compared to fiscal 2004. The increase in absolute amount is attributable to increased administration headcount and professional fees. Additional corporate personnel were hired to accommodate the Company's growth plans. The increase in professional fees is attributable to the Benihana of Tokyo, Inc. litigation of $2,100,000 and to professional fees relating to Sarbanes-Oxley Section 404 compliance.

Interest expense, net, decreased in fiscal 2005 when compared to fiscal 2004. The decrease was a result of a decrease in the average outstanding bank debt in fiscal 2005 compared to fiscal 2004.

Our effective tax rate was 35.0% for fiscal 2005 compared to 33.4% for fiscal 2004. The increase was primarily a result of increased state income taxes and changes in estimates made in the computation of the current year tax provision.

Net income for fiscal 2005 was $7.8 million, a decrease of 12.8% over net income of approximately $9.0 million in fiscal 2004. Basic earnings per common share decreased to $.81 for fiscal 2005 from basic earnings per share of $1.01 for fiscal 2004. Basic average weighted shares outstanding increased by approximately 267,000 shares to 9,154,000 shares at March 27, 2005 from 8,887,000 shares at March 28, 2004. Diluted earnings per common share decreased to $.77 for fiscal 2005 from diluted earnings per common share of $.98 in fiscal 2004. Average diluted weighted shares outstanding increased by approximately 992,000 shares to 10,147,000 shares at March 27, 2005 from 9,155,000 shares at March 28, 2004. The increase in both basic and diluted average weighted shares outstanding during fiscal 2005 compared to fiscal 2004 was due to the issuance of shares for stock option exercises and the issuance of convertible preferred stock in fiscal 2005.

Our financial resources

Cash flow from operations has historically been the primary source to fund our capital expenditures. Since the Company has accelerated its building program, the Company will be relying more upon financing obtained from financial institutions. The Company has financed acquisitions principally through the use of borrowed funds.

The Company presently has borrowings from Wachovia Bank, National Association ("Wachovia") under a term loan. At March 26, 2006, the Company had $6,666,000 outstanding under the term loan which is payable in quarterly installments of $833,333 until the term loan matures in December 2007. Additionally, the Company maintains a revolving line of credit facility. The line of credit facility allows the Company to borrow up to $15,000,000 through December 31, 2007. At March 26, 2006, the Company had a $2,306,000 letter of credit outstanding against the credit facility in connection with its workers compensation insurance program. Accordingly, at March 26, 2006, the Company had $12,694,000 available for borrowing under the line of credit facility, as no amounts were outstanding.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

Our financial resources *(cont.)*

The interest rate at March 26, 2006 of both the line of credit and the term loan was 5.53%. The Company has the option to pay interest at Wachovia's prime rate plus 1% or at libor plus 1%. The interest rate may vary depending upon the ratio of the sum of earnings before interest, taxes, depreciation and amortization, as defined in the agreement, to our indebtedness. The loan agreements limit capital expenditures to certain amounts, require that the Company maintain certain financial ratios and profitability amounts and limit the payment of cash dividends.

On July 1, 2004, the Company received net proceeds of $9,253,000, after transaction costs, representing the funding of the first $10,000,000 tranche of its sale of $20,000,000 aggregate principal amount of Series B Convertible Preferred Stock ("Series B Preferred Stock") to BFC Financial Corporation ("BFC"). In connection with the first tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. John E. Abdo, a director of the Company, is a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC.

On August 4, 2005, the Company completed the second and final tranche consisting of $10,000,000 aggregate principal amount of its Series B Preferred Stock sold to BFC. In connection with the second tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. The Company received net proceeds of $9,884,000, after transaction costs, from the sale.

The Series B Preferred Stock has a liquidation preference of $20,000,000, or $25.00 per share, (subject to anti-dilution provisions). The Series B Preferred Stock is convertible into Common Stock of the Company at a conversion price of $19.00 per share, that is 1.32 shares of Common Stock for each share of Series B Preferred Stock (subject to anti-dilution provisions), carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B Preferred Stock, and votes on an "as if converted" basis together with the Company's Common Stock on all matters put to a vote of the holders of Common Stock. In addition, under certain circumstances, the approval of a majority of the Series B Preferred Stock is required for certain events outside the ordinary course of business, principally acquisitions or disposition of assets having a value in excess of 25% of the total consolidated assets of the Company.

The Company pays quarterly dividends on the Series B Preferred Stock, and at March 26, 2006, accrued but unpaid dividends on the Series B Preferred Stock totaled $233,000.

The Company is obligated to redeem the Series B Preferred Stock at its original issue price on July 2, 2014, which date may be extended by the holders of a majority of the then-outstanding shares of Series B Preferred Stock to a date no later than July 2, 2024. The Company may pay the redemption in cash or, at its option, in shares of Common Stock valued at then-current market prices unless the aggregate market value of the Company's Common Stock and any other common equity is below $75.0 million. In addition, the Series B Preferred Stock may, at the Company's option, be redeemed in cash at any time beginning three years from the date of issue if the volume-weighted average price of the Common Stock exceeds $38.00 per share for sixty consecutive trading days.

The holders of a majority of the outstanding Series B Preferred Stock are entitled to nominate one individual to the Company's board of directors. In the event that dividends are not paid for two consecutive quarters, the holders of the majority of the Series B Preferred Stock are entitled to elect one additional director.

As further discussed in Item 3. Legal Proceedings, the sale of the Series B Preferred Stock is the subject of pending litigation. While the Delaware Court of Chancery (the "Chancery Court") has rejected all claims asserted against the Company and certain directors, the decision has been appealed. The Company and its Board of Directors believe that the financing was and is in the best interests of the Company and all of its shareholders, that there is no merit to the pending legal action, and intend to continue to vigorously defend and oppose the action. The appeal has been briefed and argued to the Delaware Supreme Court, and the parties are awaiting a decision from that court. The Company has not recorded a liability for this lawsuit, but legal expenses are being incurred and recognized to defend the Company and members of the Board of Directors. There can be no assurance that an adverse result from an appeal that overturns the Chancery Court's ruling will not have a material adverse effect on the Company and its financial position.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

The Company has entered into supply agreements for the purchase of beef, chicken and seafood, in the normal course of business, at fixed prices for twelve- and six-month terms, respectively, beginning on January 1, 2006. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

Since restaurant businesses do not have large amounts of inventory and accounts receivable, there is generally no need to finance such items. As a result, many restaurant businesses, including our own, operate with negative working capital.

The following table summarizes the sources and uses of cash and cash equivalents *(in thousands)*:

	FISCAL YEAR ENDED	
	2006	**2005**
Cash provided by operating activities	**$29,440**	$ 25,414
Cash (used in) investing activities	**(25,119)**	(22,172)
Cash provided by (used in) financing activities	**11,539**	(2,160)
Increase in cash	**$15,860**	$ 1,082

We have undertaken a design initiative to develop a prototype Benihana teppanyaki restaurant to improve the unit-level economics while shortening construction time and improving decor. The restaurant in Miramar, Florida, which opened during June 2006, is the first restaurant to feature the new prototype design. Under a renovation program commenced during 2005, we are also using many of the design elements of the new prototype to refurbish our older teppanyaki restaurant units.

During fiscal 2006, management made a strategic decision to accelerate the renovation and revitalization program. We are committed to revitalizing our 40-plus year old Benihana teppanyaki concept for a new generation, while simultaneously generating a solid return on invested capital for our shareholders. The new design reflects the cutting edge of contemporary dining and entertainment, and places the customer at the center of the Benihana experience through the visual impact of the exterior, a vibrant waiting area, and a more dramatic stage setting for our legendary Benihana Chefs. We plan to refurbish approximately 20-25 of our older teppanyaki restaurants over a thirty month timeframe. By beginning the transformation of our 20-25 older Benihana teppanyaki units now, we are opportunistically building a stronger foundation for our core brand amid a growing American appetite for Asian cuisine. During fiscal 2006, our restaurant in Short Hills, New Jersey was the first teppanyaki to be retrofitted with the new design elements. Management is pleased with the initial impact that this enhanced atmosphere has had on sales at the Short Hills location. While it is still early in the renovation program, management anticipates similar results at our Memphis and Cleveland restaurants, which have recently re-opened after renovations were completed in May 2006. We believe that we will complete the renovation of eight restaurants in fiscal 2007 and have an additional three in progress by the end of the fiscal year. As we roll out the new design over fiscal 2007, we currently estimate the capital expenditures of the program to average approximately $2.0 million per unit. We believe the long-term benefits of the revitalization initiative far outweigh the costs. The program will enhance our leadership position as the premier choice for Japanese-style dining.

Other future capital requirements depend on numerous factors, including market acceptance of products, the timing and rate of expansion of the business, acquisitions, and other factors. The Company has experienced increases in its expenditures commensurate with growth in its operations and management anticipates that expenditures will continue to increase in the foreseeable future. The Company currently has ten restaurants under development, consisting of four Benihana teppanyaki restaurants, five RA Sushi restaurants, and one Haru restaurant.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

Our financial resources *(cont.)*

In addition to the renovation program, the Company will use its capital resources to settle the outstanding liability incurred when the Minority Stockholders exercised their put option in Haru Holding Corp. On July 1, 2005, the Minority Stockholders exercised the put option to sell their respective shares to the Company. Currently, there is a dispute between the Company and the former Minority Stockholders concerning the price at which the former Minority Stockholders exercised their put option to sell the remaining interest in Haru to the Company. The Company believes that the proper application of the put option price formula would result in a payment to the former Minority Stockholders of approximately $3.7 million. Under the former Minority Stockholders' interpretation of the put option price formula, they claim to be entitled to a greater payment. There can be no assurance that this matter will not result in a legal proceeding or that the Company's interpretation of the put option price formula will prevail in any such proceeding. The Company has recorded a $3.7 million liability for the payment of the put option.

Management believes that the Company's cash from operations and the funds available under the term loan and line of credit and the proceeds from the issuances of the Series B Preferred Stock will provide sufficient capital to fund operations, the restaurant renovation program and restaurant expansion for at least the next twelve months.

Contractual obligations and commitments *(in thousands)*:

	Total	2007	2008	2009	2010	2011	Thereafter
Long-term debt obligations [1]	$ 6,666	$ 4,166	$ 2,500	$ –	$ –	$ –	$ –
Operating lease obligations	148,487	11,013	10,968	11,016	10,910	10,860	93,720
RA Sushi contingent payment	228	228	–	–	–	–	–
Haru put option	3,718	3,718	–	–	–	–	–
Total	$159,099	$ 19,125	$ 13,468	$ 11,016	$ 10,910	$ 10,860	$ 93,720

(1) Long-term debt obligations do not include interest. We have the option to pay interest at Wachovia's prime rate plus 1% or at libor plus 1%. The interest rate may vary depending upon the ratio that ebitda has to our total indebtedness as defined in the loan agreement. Estimated interest payments are $281,000 and $75,000 for fiscal year ending 2007 and 2008, respectively.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

OPERATING ACTIVITIES

Cash provided by operations increased during the year when compared to fiscal 2005. The increase resulted mainly from the increase in net income, adjusted for depreciation and amortization, offset by the changes in working capital during the current fiscal year when compared to the prior fiscal year.

INVESTING ACTIVITIES

Expenditures for property and equipment increased during fiscal 2006 when compared to the prior year. The Company continues to pursue its new construction and renovation programs. Capital expenditures are expected to increase, as the Company accelerates the pace of its programs. The Company currently has ten restaurants under development, consisting of four Benihana teppanyaki restaurants, five RA Sushi restaurants and one Haru restaurant.

Additionally, during fiscal 2006, the Company acquired a teppanyaki restaurant facility in Tucson, Arizona. The purchase price, which was paid in cash, totaled $1.9 million. The restaurant facility has been converted to a Benihana restaurant.

During fiscal 2006, the Company also sold a Benihana restaurant facility located in Monterey, California, to a new franchisee. The restaurant facility was sold for $522,000, of which $147,000 was paid in cash and $375,000 is payable with interest over three years.

FINANCING ACTIVITIES

During fiscal 2006, there were stock option exercises with cash proceeds to the Company of $5,720,000 as compared to $612,000 in the prior year. Our total indebtedness decreased by $3,360,000 during fiscal 2006. We paid down $3,334,000 of the term loan and paid $26,000 under leases that are considered to be capital in nature. Additionally, as discussed above, on August 4, 2005, the Company completed the take down of the second and final tranche consisting of $10,000,000 aggregate principal amount of its Series B Preferred Stock sold to BFC. In connection with the second tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. The Company received net proceeds of $9,884,000, after transaction costs, from the sale.

THE IMPACT OF INFLATION

The Company does not believe that inflation has had a material effect on sales or expenses during the last three years other than labor costs. The Company's restaurant operations are subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits. Significant numbers of the Company's food service and preparation personnel are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage have increased the Company's labor costs in recent years. To the extent permitted by competition, the Company has mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to certain risks of increasing interest rates and commodity prices. The interest on our indebtedness is largely variable and is benchmarked to the prime rate in the United States or to libor. We may protect ourselves from interest rate increases from time-to-time by entering into derivative agreements that fix the interest rate at predetermined levels. We have a policy not to use derivative agreements for trading purposes. We have no derivative agreements as of March 26, 2006.

We purchase commodities such as chicken, beef, lobster, fish and shrimp for our restaurants. The prices of these commodities may be volatile depending upon market conditions. We do not purchase forward commodity contracts because the changes in prices for them have historically been short-term in nature and, in our view, the cost of the contracts is in excess of the benefits.

We have, however, entered into supply agreements for the purchase of beef, chicken and seafood, in the normal course of business, at fixed prices for twelve- and six-month terms, respectively, beginning on January 1, 2006. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

SEASONALITY OF OUR BUSINESS

We have a 52/53-week fiscal year. Our fiscal year ends on the Sunday within the dates of March 26 through April 1. We divide the fiscal year into 13 four-week periods. Because of the odd number of periods, our first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year. This operating calendar provides us a consistent number of operating days within each period, as well as ensures that certain holidays significant to our operations occur consistently within the same fiscal quarters. Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of a fiscal year are not comparable.

Our business is not highly seasonal although we do have more diners coming to our restaurants for special holidays such as Mother's Day, Valentine's Day and New Year's Eve. Mother's Day falls in our first fiscal quarter, New Year's Eve in the third fiscal quarter and Valentine's Day in the fourth fiscal quarter of each year.

Each of fiscal years 2006, 2005 and 2004 consisted of 52 weeks.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities during the reported period. Actual amounts could differ from those estimates. (See Note 1 of Notes to Consolidated Financial Statements included in this Annual Report).

Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

We record all property and equipment at cost. Improvements are capitalized while repairs and maintenance costs are expensed as incurred. Depreciation and amortization of long-lived assets are calculated using the straight-line method over the estimated useful life of the assets or the lease terms of the respective leases. The useful life of property and equipment and the determination as to what constitutes a capitalized cost versus a repair and maintenance expense involves judgments by management. These judgments may produce materially different amounts of depreciation and amortization expense and repairs and maintenance expense if different assumptions were used.

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the assets to the future cash flows to be generated by the asset. If the total estimated future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value, and an impairment charge is taken against results of operations. In fiscal 2005 we recorded such an impairment charge resulting in a write down of long-lived assets of approximately $2.7 million. (See Note 3 of Notes to Consolidated Financial Statements). No impairment charges were recognized during fiscal 2006 or 2004.

We review the recoverability of goodwill annually based primarily upon an estimation of the fair market value based upon an analysis of cash flows of the related investment assets in comparison to cash flows of similar restaurant businesses that were bought and sold within a reasonable time frame to our own evaluation. Our annual evaluation is made during the third fiscal quarter of each year. We also would make a similar evaluation whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The analysis involves judgments by management which could produce materially different results if different assumptions are used in the analysis.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

The Company is obligated under various lease agreements for certain restaurant facilities. For operating leases, the Company recognizes rent expense on a straight-line basis over the expected lease term. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Under the provisions of certain of the Company's leases, there are rent holidays and/or escalations in payments over the base lease term, as well as options for renewal for additional periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when management determines that the Company will exercise such option periods due to the fact that the Company would incur an economic penalty for not doing so. The lease term commences on the date when the Company becomes legally obligated for the rent payments. The leasehold improvements and property held under capital leases for each restaurant facility are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. For each restaurant facility, the consolidated financial statements reflect the same lease term for amortizing leasehold improvements as the Company uses to determine capital versus operating lease classifications and in calculating straight-line rent expense. Percentage rent expense is generally based upon sales levels and is accrued at the point in time the Company determines that it is probable that such sales levels will be achieved. Leasehold improvements paid for by the lessor are recorded as leasehold improvements and deferred rent.

Judgments made by the Company related to the probable term for each restaurant's lease affect the classification and accounting for a lease as capital or operating, the rent holidays and/or escalations in payments that are taken into consideration when calculating straight-line rent, and the term over which leasehold improvements for each restaurant facility are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different lease term assumptions were used.

We are self-insured for a significant portion of our employee health and workers' compensation programs. The Company maintains stop-loss coverage with third party insurers to limit its total claims exposure. The accrued liability associated with these programs is based on our estimate of the ultimate costs to be incurred to settle known claims and an estimate of claims incurred but not reported to the Company as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted.

We estimate certain components of our provision for income taxes. These estimates include, but are not limited to, effective state and local income tax amounts, allowable tax credits for items such as FICA taxes paid on reported tip income and estimates related to depreciation expense allowable for tax purposes. Our estimates are made based on the best available information at the time that we prepare the provision. We usually file our income tax returns many months after our fiscal year-end. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretations of the tax laws or the Company's application of such laws to its business (see Note 12 of Notes to Consolidated Financial Statements). During fiscal 2004, the Internal Revenue Service completed an examination of the Company's fiscal 2000, 2001 and 2002 Federal Income Tax returns. The examination did not result in any material adverse tax or financial consequences.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

NEW ACCOUNTING PRONOUNCEMENTS THAT MAY AFFECT OUR FINANCIAL REPORTING

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires compensation costs related to share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. With limited exceptions, the amount of compensation cost will be measured based on the fair market value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in a decrease in net earnings. As of March 27, 2006, the beginning of fiscal 2007, the Company has adopted this new standard, as amended.

As permitted by SFAS 123, prior to March 27, 2006, the Company accounted for share-based payments to employees using the intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R's fair value method will impact the Company's results of operations, although it will have no impact on the Company's overall financial position. The estimated impact of adopting SFAS 123R for fiscal 2007, relating to prior year grants only, will be approximately $161,000, net of tax. However, had the Company adopted SFAS 123R in prior years, the impact of that standard would have approximated the impact of SFAS 123 as presented in the disclosure of pro forma net income and earnings per share in Note 1 of the consolidated financial statements. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in the periods after adoption. While the Company cannot estimate what those amounts will be in the future, the amount of operating cash flows recognized in fiscal years 2006, 2005 and 2004 for such excess tax deductions were $2,677,000, $145,000 and $162,000, respectively.

FORWARD LOOKING STATEMENTS

This Annual Report contains various "forward-looking statements" which represent our expectations or beliefs concerning future events, including unit growth, future capital expenditures, and other operating information. A number of factors could, either individually or in combination, cause actual results to differ materially from those included in the forward-looking statements, including changes in consumer dining preferences, fluctuations in commodity prices, availability of qualified employees, changes in the general economy, industry cyclicality, and in consumer disposable income, competition within the restaurant industry, availability of suitable restaurant locations, or acquisition opportunities, harsh weather conditions in areas in which the Company and its franchisees operate restaurants or plan to build new restaurants, acceptance of the Company's concepts in new locations, changes in governmental laws and regulations affecting labor rates, employee benefits, and franchising, ability to complete new restaurant construction and obtain governmental permits on a reasonably timely basis, the possibility of an adverse outcome in the lawsuit against the Company brought by Benihana of Tokyo, Inc. or in the Company's dispute with the former Minority Stockholders of Haru Holding Corp., unstable economic and conditions in foreign countries where we franchise restaurants and other factors that we cannot presently foresee.

Consolidated Statements of Earnings

(In thousands, except per share information)

	FISCAL YEAR ENDED		
	March 26, 2006	March 27, 2005	March 28, 2004
REVENUES			
Restaurant sales	**$ 244,032**	$ 216,756	$ 201,335
Franchise fees and royalties	**1,521**	1,575	1,628
Total revenues	**245,553**	218,331	202,963
COSTS AND EXPENSES			
Cost of food and beverage sales	**59,014**	53,372	51,437
Restaurant operating expenses	**139,443**	126,825	118,183
Restaurant opening costs	**1,270**	1,304	2,088
Marketing, general and administrative expenses	**22,693**	20,939	16,362
Impairment charge	**–**	2,668	–
Total operating expenses	**222,410**	205,108	188,070
Income from operations	**23,143**	13,223	14,893
Interest (income) expense, net	**(88)**	298	457
Income before income taxes and minority interest	**23,231**	12,925	14,436
Income tax provision	**8,491**	4,520	4,821
Income before minority interest	**14,740**	8,405	9,615
Minority interest	**178**	585	643
NET INCOME	**$ 14,562**	$ 7,820	$ 8,972
Less: accretion of issuance costs and preferred stock dividends	**1,430**	422	–
Net Income attributable to common stockholders	**$ 13,132**	$ 7,398	$ 8,972
EARNINGS PER SHARE			
Basic earnings per share	**$ 1.40**	$ .81	$ 1.01
Diluted earnings per share	**$ 1.36**	$ .77	$ .98

See notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands, except share and per share information)

	March 26, 2006	March 27, 2005
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 19,138	$ 3,278
Receivables, net	2,437	910
Inventories	6,528	6,571
Income tax receivable	1,634	–
Prepaid expenses and other current assets	1,517	1,727
Deferred income tax asset, net	805	417
Total current assets	32,059	12,903
PROPERTY AND EQUIPMENT, NET	123,578	108,132
GOODWILL	29,900	28,131
OTHER ASSETS	5,979	5,088
	$ 191,516	$ 154,254
LIABILITIES, MINORITY INTEREST, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 8,044	$ 6,414
Accrued expenses	20,821	15,667
Accrued put option liability	3,718	–
Income tax payable	–	1,001
Current maturity of bank debt	4,166	3,333
Current maturities of obligations under capital leases	–	26
Total current liabilities	36,749	26,441
LONG-TERM DEBT - BANK	2,500	6,667
DEFERRED OBLIGATIONS UNDER OPERATING LEASES	7,059	6,479
DEFERRED INCOME TAX LIABILITY, NET	673	156
Total liabilities	46,981	39,743
COMMITMENTS AND CONTINGENCIES (Notes 10, 11 and 13)		
MINORITY INTEREST	–	1,999
CONVERTIBLE PREFERRED STOCK - $1.00 par value; authorized – 5,000,000 shares; Series B Mandatory Redeemable Convertible Preferred Stock – authorized – 800,000 shares; issued and outstanding – 800,000 shares and 400,000 shares in 2006 and 2005 respectively, with a liquidation preference of $20 million plus accrued and unpaid dividends as of March 26, 2006 (Note 14)	19,273	9,305
STOCKHOLDERS' EQUITY:		
Common stock - $.10 par value; convertible into Class A Common stock; authorized – 12,000,000 shares; issued and outstanding – 2,649,953 and 2,975,978 shares in 2006 and 2005, respectively	265	298
Class A Common stock - $.10 par value; authorized – 20,000,000 shares; issued and outstanding – 7,111,671 and 6,198,475 shares in 2006 and 2005, respectively	711	620
Additional paid-in capital	60,393	51,528
Retained earnings	64,036	50,904
Treasury stock - 10,828 shares of Common and Class A Common stock at cost	(143)	(143)
Total stockholders' equity	125,262	103,207
	$ 191,516	$ 154,254

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share information)

	Common Stock	Class A Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, March 30, 2003	**$ 318**	**$ 560**	**$ 48,444**	**$ 34,534**	**$ (143)**	**$ 83,713**
Net income				8,972		8,972
Issuance of 207,000 shares of Class A Common stock from exercise of warrants		21	1,420			1,441
Issuance of 85,943 shares of Class A Common stock from exercise of options		8	532			540
Issuance of 30,000 shares of Common stock from exercise of options	3		214			217
Conversion of 79,500 shares of Common stock into 79,500 shares of Class A Common stock	(8)	8				–
Tax benefit from stock option exercises			162			162
Balance, March 28, 2004	**313**	**597**	**50,772**	**43,506**	**(143)**	**95,045**
Net income				7,820		7,820
Issuance of 71,598 shares of Class A Common stock from exercise of options		8	604			612
Conversion of 159,000 shares of Common stock into 159,000 shares of Class A Common stock	(15)	15				–
Issuance of 350 shares of Class A Common stock for incentive compensation			7			7
Dividends declared on Series B Preferred Stock				(370)		(370)
Accretion of issuance costs on Series B Preferred Stock				(52)		(52)
Tax benefit from stock option exercises			145			145
Balance, March 27, 2005	**298**	**620**	**51,528**	**50,904**	**(143)**	**103,207**
Net income				14,562		14,562
Issuance of 571,670 shares of Class A Common stock from exercise of options		57	5,532			5,589
Issuance of 15,500 shares of Common stock from exercise of options	1		130			131
Conversion of 341,526 shares of Common stock into 341,526 shares of Class A Common stock	(34)	34				–
Dividends declared on Series B Preferred Stock				(820)		(820)
Accretion of issuance costs on Series B Preferred Stock				(84)		(84)
Deemed dividend on Series B Preferred Stock beneficial conversion feature			526	(526)		
Tax benefit from stock option exercises			2,677			2,677
Balance, March 26, 2006	**$ 265**	**$ 711**	**$ 60,393**	**$ 64,036**	**$ (143)**	**$125,262**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands, except share information)

	FISCAL YEAR ENDED		
	March 26, 2006	March 27, 2005	March 28, 2004
OPERATING ACTIVITIES:			
Net income	$ 14,562	$ 7,820	$ 8,972
Adjustments to reconcile net income to net cash provided by operating activities, net of business acquisitions			
Depreciation and amortization	11,896	9,837	8,657
Minority interest	178	585	643
Tax benefit from stock option exercises	2,677	145	162
Loss on disposal of assets	149	327	154
Deferred income taxes	129	(76)	2,265
Impairment charge	–	2,668	–
Issuance of Class A Common stock for incentive compensation	–	7	–
Change in operating assets and liabilities that provided (used) cash:			
Receivables	(1,402)	(28)	(256)
Inventories	22	(424)	(819)
Income taxes	(2,635)	1,897	73
Prepaid expenses and other current assets	210	(197)	(263)
Other assets	(1,163)	(716)	(59)
Accounts payable	988	771	81
Accrued expenses	3,829	2,798	1,913
Net cash provided by operating activities	29,440	25,414	21,523
INVESTING ACTIVITIES:			
Expenditures for property and equipment	(25,486)	(18,978)	(22,950)
Business acquisition, net of cash acquired	–	(2,816)	–
Payment of contingent consideration on RA Sushi acquisition	(348)	(652)	–
Cash proceeds from sales of property and equipment	715	274	–
Other	–	–	(4)
Net cash used in investing activities	(25,119)	(22,172)	(22,954)
FINANCING ACTIVITIES:			
Repayment of long-term debt and obligations under capital leases	(3,360)	(19,773)	(18,270)
Proceeds from issuance of Series B Preferred stock, net	9,884	9,253	–
Proceeds from issuance of long-term debt	–	8,000	17,400
Proceeds from issuance of Common stock and Class A Common stock from exercise of options and warrants	5,720	612	2,198
Dividends paid on preferred stock	(705)	(252)	–
Net cash provided by (used in) financing activities	(11,539)	(2,160)	1,328
Net increase (decrease) in cash and cash equivalents	15,860	1,082	(103)
Cash and cash equivalents, beginning of year	3,278	2,196	2,299
Cash and cash equivalents, end of year	$ 19,138	$ 3,278	$ 2,196
SUPPLEMENTAL CASH FLOW INFORMATION:			
CASH PAID DURING THE FISCAL YEAR FOR:			
Interest	$ 387	$ 386	$ 484
Income taxes	$ 8,331	$ 3,380	$ 2,305
BUSINESS ACQUISITIONS, NET OF CASH ACQUIRED:			
Fair value of assets acquired, other than cash	$ –	$ 2,816	$ –

NONCASH INVESTING AND FINANCING ACTIVITIES:

During fiscal 2006, 2005 and 2004, the Company acquired property and equipment totaling $3,635,000, $1,083,000 and $244,000, respectively, for which cash payments had not yet been made.

During fiscal 2006, 2005 and 2004, $228,000, $348,000 and $652,000 of goodwill was recorded related to contingent payments accrued for the RA Sushi acquisition, respectively.

During fiscal 2006, the Company accrued $3,718,000 related to the Haru put option liability.

During fiscal 2006, the Company received a note receivable for $375,000 as partial consideration for the sale of a Benihana restaurant located in Monterey, California.

As of the end of fiscal years 2006, 2005 and 2004, accrued but unpaid dividends on the Series B Preferred Stock totaled $233,000, $118,000 and $-0-, respectively.

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

Benihana Inc., including its majority owned subsidiaries (the "Company"), owned and operated 56 teppanyaki theme and 17 Japanese theme restaurants featuring sushi, as of March 26, 2006. The Company also has 21 franchised teppanyaki theme restaurants as of March 26, 2006. The Company has the rights to open, license and develop restaurants using the Benihana name and trademarks in the United States, Central and South America and the Caribbean islands.

BASIS OF PRESENTATION

The consolidated financial statements include the assets, liabilities and results of operations of the Company's majority-owned subsidiaries. The ownership of other interest holders including attributable income is reflected as minority interest. All intercompany accounts and transactions have been eliminated in consolidation.

The Company has a 52/53-week fiscal year. The Company's fiscal year ends on the Sunday within the dates of March 26 through April 1. The Company divides the fiscal year into 13 four-week periods. Because of the odd number of periods, the Company's first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year. This operating calendar provides the Company a consistent number of operating days within each period, as well as ensures that certain holidays significant to the Company occur consistently within the same fiscal quarters. Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of a fiscal year are not comparable. Each of fiscal years 2006, 2005 and 2004 consisted of 52 weeks.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

Certain amounts shown in the consolidated balance sheet as of March 27, 2005 have been reclassified to conform to the current year consolidated balance sheet presentation. Specifically, accounts payable and income tax payable have been presented as separate items in the current year presentation. Corresponding changes have been made to the consolidated statements of cash flows for fiscal 2005 and 2004.

Additionally, in the accompanying consolidated statements of cash flows for fiscal 2005 and 2004, respectively, the Company has changed the classification of the following items:

- The tax benefit from stock option exercises to present such as an operating activity. The Company previously presented such amount as a financing activity.
- Contingent payment of $652,000 made during fiscal 2005 related to its RA Sushi acquisition as a use of cash related to investing activities in the accompanying consolidated statement of cash flows for fiscal 2005. The payment had been previously presented within the change in operating liabilities and was reducing the net cash provided by operating activities during 2005.
- Additions to property and equipment for which payments had not been made as of the respective period end. These amounts were previously presented within the change in operating liabilities and as expenditures for property and equipment instead of as noncash investing activities.

These changes resulted in:

- a net decrease of $42,000 in fiscal 2005 and a net increase of $1,074,000 in fiscal 2004 in net cash provided by operating activities;
- a net decrease of $187,000 in fiscal 2005 and a net increase of $912,000 in fiscal 2004 in net cash used in investing activities; and
- an increase of $145,000 in fiscal 2005 in net cash used in financing activities and a decrease of $162,000 in fiscal 2004 in net cash provided by financing activities from amounts previously presented.

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

REVENUE RECOGNITION

Restaurant Sales - Revenues from food and beverage sales are recognized as products are sold. *Franchise Fees and Royalties* - The Company recognizes initial franchise fees as income when substantially all of its obligations are satisfied, which generally coincides with the opening of the franchised restaurants. The Company also receives continuing royalties based upon a percentage of each franchised restaurant's gross revenues. Royalties are recognized as income when earned.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents. Amounts receivable from third-party credit card processors are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

INVENTORIES

Inventories, which consist principally of restaurant operating supplies and food and beverage, are stated at the lower of cost (first-in, first-out method) or market.

ACCOUNTING FOR LONG-LIVED ASSETS

Property and equipment are stated at cost. The Company capitalizes all direct costs incurred to construct restaurants. Upon opening, these costs are depreciated and charged to expense based upon their useful life classification. Rent expense incurred during the construction period is not capitalized but is charged to restaurant opening costs. The amount of interest capitalized in connection with restaurant construction was approximately $213,000 in fiscal 2006, $127,000 in fiscal 2005 and $92,000 in fiscal 2004.

The Company evaluates its net investment in restaurant properties for impairment when events or changes in circumstances that indicate the carrying amounts of an asset may not be recoverable. During fiscal 2005, the Company recorded an impairment charge of $2,668,000 for the write-down to fair value of property and equipment at two teppanyaki restaurants, one RA Sushi restaurant and its sole Doraku restaurant. (See Note 3). No impairment charges were recognized during fiscal years 2006 or 2004.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization are computed by the straight-line method over the estimated useful life (buildings - 30 years; restaurant furniture, fixtures and equipment - 8 years; office equipment - 8 years; personal computers, software and related equipment - 3 years; and leasehold improvements - lesser of the underlying lease terms, including renewal options, or their useful lives). Depreciation expense associated with property and equipment, including property under capital leases, totaled $11,386,000, $9,452,000, and $8,145,000, for fiscal years 2006, 2005, and 2004, respectively. During fiscal 2006, the Company incurred an incremental $1.1 million in depreciation expense related to the Company's review of estimated useful lives of assets at restaurants to be remodeled.

ACCOUNTING FOR GOODWILL AND INTANGIBLES

Goodwill represents the residual purchase price after allocation of the purchase price of assets acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. Intangible assets deemed to have definite lives are amortized over their estimated useful lives.

The Company annually reviews goodwill for recoverability based primarily on a multiple of earnings analysis comparing the fair value to the carrying value. The Company performs its annual assessment for impairment during the third quarter of its fiscal year and more frequently if impairment indicators are identified during the year. The Company reviewed goodwill for possible impairment during fiscal 2006, 2005 and 2004 and determined that there was no impairment of goodwill.

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

The following table reflects the changes in the carrying amount of goodwill for the fiscal years 2006 and 2005 *(in thousands)*:

Balance as of March 28, 2004	$ 27,783
RA Sushi contingent payment	348
Balance as of March 27, 2005	28,131
RA Sushi contingent payment	228
Haru put option exercise	1,541
Balance as of March 26, 2006	$ 29,900

Intangible assets consist of premiums on liquor licenses, lease acquisition costs, and capitalized computer software costs and are classified as other assets. Premiums on liquor licenses are indefinite lived intangible assets. Lease acquisition costs are amortized over the remaining life of the acquired lease. Capitalized computer software costs are amortized over three years. Amortization of intangibles totaled $438,000, $324,000 and $367,000 during fiscal years 2006, 2005 and 2004, respectively.

Estimated amortization expense for the five succeeding fiscal years is as follows *(in thousands)*:

FISCAL YEAR ENDING:	
2007	$ 382
2008	355
2009	181
2010	181
2011	180
Thereafter	583
Total	$ 1,862

ACCOUNTING FOR LEASES

Operating Leases - Rent expense for the Company's operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term, as defined in SFAS No. 13, "Accounting for Leases." The lease term begins when the Company has the right to control the use of the leased property, which is typically before rent payments are due under the terms of most of the Company's leases. The difference between rent expense and rent paid is recorded as deferred rent obligation and is included in the consolidated balance sheets. *Capital Leases* are recorded as an asset and an obligation is recorded at an amount equal to the present value of the minimum lease payments during the lease term.

ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

The Company capitalizes and records in other assets the cost of computer software obtained for internal use and amortizes such costs over a three-year period.

SELF-INSURANCE

The Company is self-insured for certain losses related to health, general liability and workers' compensation. The Company maintains stop loss coverage with third party insurers to limit its total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed by the Company on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted.

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

INCOME TAXES

The Company uses the asset and liability method which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the consolidated financial statements as measured by the provisions of enacted law. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

DERIVATIVE INSTRUMENTS

The Company does not currently utilize instruments to hedge exposure to fluctuations in variable interest rates, currency fluctuations or fluctuations in the prices of commodities used in its products.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation for employees and directors under the intrinsic value method of accounting for stock-based compensation. Therefore, the Company generally recognizes no compensation expense with respect to such awards because options are generally granted at the fair market value of the underlying shares on the date of the grant. The Company does not issue stock-based compensation to non-employees. The Company has disclosed pro forma net income and earnings per share amounts using the fair value method.

Had the Company accounted for its stock-based awards under the fair value method, the table below shows the pro forma effect on net income and earnings per share for the three most recent fiscal years.

	March 26, 2006	March 27, 2005	March 28, 2004
Net income			
As reported	**$ 14,562**	$ 7,820	$ 8,972
Less: Accretion of issuance costs and preferred stock dividends	**(1,430)**	(422)	–
Net income attributable to common stockholders	**13,132**	7,398	8,972
Add: Stock-based compensation cost included in net income	–	7	–
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	**263**	248	564
Pro forma income for computation of basic earnings per share	**$ 12,869**	$ 7,157	$ 8,408
Add: Accretion of issuance costs and preferred stock dividends	**1,430**	422	–
Pro forma income for computation of diluted earnings per share	**$ 14,299**	$ 7,579	$ 8,408
Basic earnings per share:			
As reported	**$ 1.40**	$ .81	$ 1.01
Pro forma	**$ 1.37**	$ .78	$ .95
Diluted earnings per share:			
As reported	**$ 1.36**	$ .77	$ .98
Pro forma	**$ 1.34**	$ .75	$ .92

The following weighted average assumptions were used in the Black-Scholes option-pricing model used in developing the above pro forma information: a risk-free interest rate of 4.3% for fiscal year 2006, 3.6% for fiscal year 2005 and 1.9% for fiscal year 2004, respectively, an expected life of three years, no expected dividend yield and a volatility factor of 37% for fiscal 2006, 36% for fiscal 2005 and 50% for fiscal 2004, respectively.

SEGMENT REPORTING

The Company accounts for its segments in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. As of March

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

26, 2006, the Company operated 73 Benihana, Haru, RA Sushi and Doraku restaurants in North America as a single reporting segment. The restaurants operate in the United States within the casual dinner industry, providing similar products to similar customers. Revenues from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. The Company believes it meets the criteria for aggregating its operating segments into a single reporting segment.

RESTAURANT OPENING COSTS

Restaurant opening costs include incremental out-of-pocket costs that are directly related to the opening of new restaurants and are not capitalizable and an amortization of rentals under lease agreements for accounting purposes. Restaurant opening costs include costs to recruit and train hourly restaurant employees; wages, travel and lodging costs for the Company's opening training team and other support employees, costs for practice service activities; and straight-line minimum base rent during the restaurant preopening period. The Company expenses restaurant opening costs as incurred.

ADVERTISING

Advertising costs are expensed as incurred. Advertising costs were $7.4 million, $6.7 million, and $6.7 million in fiscal 2006, 2005 and 2004, respectively and are included in Marketing, General and Administrative expenses in the Consolidated Statements of Earnings.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each period. The diluted earnings per share computation includes dilutive share equivalents issued under the Company's various stock option plans and the dilutive convertible preferred stock outstanding during fiscal 2006 and 2005.

The computation of basic earnings per share and diluted earnings per share for each fiscal year is shown below *(in thousands)*:

	March 26, 2006	March 27, 2005	March 28, 2004
Net income	**$ 14,562**	$ 7,820	$ 8,972
Less: Accretion of issuance costs and preferred stock dividends	**(1,430)**	(422)	–
Income for computation of basic earnings per share	**13,132**	7,398	8,972
Add: Accretion of issuance costs and preferred dividends (See Note 14)	**1,430**	422	–
Income for computation of diluted earnings per share	**$ 14,562**	$ 7,820	$ 8,972
Weighted average number of common shares in basic earnings per share	**9,364**	9,154	8,887
Effect of dilutive securities:			
Stock options and warrants	**429**	483	268
Convertible preferred shares	**878**	510	–
Weighted average number of common shares and dilutive potential common shares used in diluted earnings per share	**10,671**	10,147	9,155

During fiscal years 2006, 2005 and 2004, stock options to purchase 60,000, 222,750 and 439,000 shares, respectively, of common stock were excluded from the calculation of diluted earnings per share since the effect would be considered antidilutive.

NEW ACCOUNTING PRONOUNCEMENTS THAT MAY AFFECT OUR FINANCIAL REPORTING

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires compensation costs related to share-based payments to employees, including grants of employee stock options, to be

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

recognized in the financial statements based on their fair values. With limited exceptions, the amount of compensation cost will be measured based on the fair market value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in a decrease in net earnings. As of March 27, 2006, the beginning of fiscal 2007, the Company has adopted this new standard, as amended.

As permitted by SFAS 123, prior to March 27, 2006, the Company accounted for share-based payments to employees using the intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R's fair value method will impact the Company's results of operations, although it will have no impact on the Company's overall financial position. The estimated impact of adopting SFAS 123R for fiscal 2007, relating to prior year grants only that will vest during fiscal 2007 and later, will be approximately $161,000, net of tax. However, had the Company adopted SFAS 123R in prior years, the impact of that standard would have approximated the impact of SFAS 123 as presented in the disclosure of pro forma net income and earnings per share presented above. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in the periods after adoption. While the Company cannot estimate what those amounts will be in the future, the amount of operating cash flows recognized in fiscal years 2006, 2005 and 2004 for such excess tax deductions were $2,677,000, $145,000 and $162,000, respectively.

NOTE 2: PURCHASE AND SALE OF RESTAURANT FACILITIES

During November 2005, the Company completed the acquisition of a teppanyaki restaurant facility in Tucson, Arizona. The purchase price totaled $1.9 million payable in cash. The restaurant facility has been converted to a Benihana restaurant. The cash expenditure for this asset purchase is included in expenditures for property and equipment in the consolidated statement of cash flows for the year ended March 26, 2006.

During December 2005, the Company sold its Benihana restaurant facility located in Monterey, California to a new franchisee. The restaurant facility was sold for $522,000, of which $147,000 was paid in cash and $375,000 is payable with interest over three years. The franchisee has entered into a 15-year franchise agreement for the operation of the Monterey location. The cash receipt is included in cash proceeds from sale of property and equipment in the consolidated statement of cash flows for the year ended March 26, 2006.

During March 2005, the Company acquired a Benihana restaurant from a franchisee in Anchorage, Alaska. The restaurant was acquired for $2.8 million.

NOTE 3: IMPAIRMENT CHARGE

The Company reviews it's long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value amount of an asset or group of assets may not be recoverable. The Company considers a history of relatively small operating gains or consistent and significant operating losses to be a primary indicator of potential asset impairment, after the individual restaurant locations have been operating for 2 years. Assets are grouped and evaluated for impairment at the lowest level for which there is identifiable cash flows, primarily the individual restaurant units. A restaurant unit is deemed to be impaired if a forecast of future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant's long-lived assets. If a restaurant unit is determined to be impaired, the loss is measured as the amount by which the carrying amount of the restaurant's long-lived assets exceeds its fair value. Fair value is an estimate based on the best information available, including multiples of cash flow derived from recent purchases and sales of restaurant businesses in the restaurant industry.

In fiscal 2005, the Company recorded a $2,668,000 expense for the impairment of long-lived assets. The loss on impairment of long-lived assets primarily related to the write-down of equipment and leasehold improvements at four restaurant units. No impairment charges were recognized during fiscal 2006 or 2004.

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 3: IMPAIRMENT CHARGE *(cont.)*

The Company will continue to review its restaurants for potential asset impairment. As of March 26, 2006, the Company believes that all of its restaurant units have sufficient estimated future cash flows to support the carrying value of their long-lived assets. However, if an individual restaurant unit's estimated future cash flows decline below its carrying value of long-lived assets, it could result in additional impairment charges.

NOTE 4: FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable and payable, and accrued liabilities approximate fair value because of the short-term nature of the items. The carrying amounts of the Company's debt and other payables approximate fair value either due to their short-term nature or the variable rates associated with these debt instruments.

NOTE 5: INVENTORIES

Inventories consist of *(in thousands)*:

	March 26, 2006	March 27, 2005
Food and beverage	**$ 3,152**	$ 2,834
Supplies	**3,376**	3,737
	$ 6,528	$ 6,571

NOTE 6: PROPERTY AND EQUIPMENT

Property and equipment consist of *(in thousands)*:

	March 26, 2006	March 27, 2005
Land	**$ 12,975**	$ 12,975
Buildings	**30,511**	29,146
Leasehold improvements	**98,204**	88,411
Restaurant furniture, fixtures, and equipment	**29,804**	28,348
Restaurant facilities and equipment under capital leases	**7,040**	7,040
	178,534	165,920
Less: Accumulated depreciation and amortization (including accumulated amortization of restaurant facilities and equipment under capital leases of $7,040 and $7,030 in 2006 and 2005, respectively)	**69,949**	64,553
	108,585	101,367
Construction in progress	**14,993**	6,765
	$ 123,578	$ 108,132

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 7: OTHER ASSETS

Other assets consist of *(in thousands)*:

	March 26, 2006	March 27, 2005
Lease acquisition costs, net of accumulated amortization of $904 and $725, respectively	**$ 1,478**	$ 1,657
Premium on liquor licenses	**1,308**	1,220
Security deposits	**2,018**	957
Computer software costs, net of accumulated amortization of $1,010 and $750, respectively	**384**	636
Cash surrender value of life insurance policy	**391**	395
Deferred financing charges, net of accumulated amortization of $643 and $571, respectively	**127**	188
Long-term receivables	**273**	35
	$ 5,979	$ 5,088

NOTE 8: ACCRUED EXPENSES

Accrued expenses consist of *(in thousands)*:

	March 26, 2006	March 27, 2005
Accrued payroll, incentive compensation and related taxes	**$ 4,824**	$ 4,157
Unredeemed gift certificates	**2,521**	2,036
Accrued workers compensation claims	**1,325**	1,193
Sales taxes payable	**1,287**	1,264
Accrued percentage rent	**1,248**	935
Deferred compensation	**861**	719
Accrued property taxes	**682**	698
Accrued health insurance costs	**608**	955
Straight-line rent accrual	**130**	121
Other accrued operating expenses	**7,335**	3,589
	$ 20,821	$ 15,667

NOTE 9: RESTAURANT OPERATING EXPENSES

Restaurant operating expenses are those costs that are directly attributed to the operation of individual restaurant locations and consist of *(in thousands)*:

	FISCAL YEAR ENDED		
	March 26, 2006	March 27, 2005	March 28, 2004
Labor and related costs	**$81,398**	$ 76,026	$ 71,812
Occupancy costs	**14,204**	12,830	11,910
Depreciation and amortization	**11,467**	9,607	8,313
Utilities	**6,084**	5,239	4,854
Restaurant supplies	**5,065**	4,313	3,945
Credit card discounts	**4,450**	3,871	3,465
Other restaurant operating expenses	**16,765**	14,939	13,884
Total restaurant operating expenses	**$139,433**	$126,825	$118,183

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 10: LEASES

The Company is obligated under various lease agreements for most of its restaurant units, as well as its corporate office. For operating leases, the Company recognizes rent expense on a straight-line basis over the expected lease term. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term.

Under the provisions of certain of the Company's leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when it is deemed to be reasonably assured that the Company will exercise such option periods due to the fact that the Company would incur an economic penalty for not doing so. The lease term commences on the date when the Company gains access to the leased property. Percentage rent expense is generally based upon sales levels and is accrued at the point in time the Company determines that it is probable that such sales levels will be achieved. Leasehold improvements paid for by the lessor are recorded as leasehold improvements and deferred rent.

Judgments made by the Company related to the probable term for each restaurant unit lease affect the classification and accounting for a lease as capital or operating, the rent holidays and/or escalations in payments that are taken into consideration when calculating straight-line rent, and the term over which leasehold improvements for each restaurant unit are amortized.

These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different lease term assumptions were used.

The Company generally operates its restaurant units in leased premises. The typical restaurant premises lease is for a term of between 15 to 25 years with renewal options ranging from 5 to 25 years. The leases generally provide for the obligation to pay property taxes, utilities, and various other use and occupancy costs. Rentals under certain leases are based on a percentage of sales in excess of a certain minimum level. Certain leases provide for increases based upon the changes in the consumer price index. The Company is also obligated under various leases for restaurant equipment and for office space and equipment.

Minimum payments under lease commitments are summarized below for operating leases.

The amounts of operating lease obligations are as follows *(in thousands)*:

	Operating Leases
FISCAL YEAR ENDING:	
2007	$ 11,013
2008	10,968
2009	11,016
2010	10,910
2011	10,860
Thereafter	93,720
Total minimum lease payments	$148,487

Rental expense consists of *(in thousands)*:

	March 26, 2006	March 27, 2005	March 28, 2004
Minimum rentals	**$ 10,304**	$ 9,948	$ 9,144
Contingent rentals	**3,293**	2,454	2,330
	$ 13,597	$ 12,402	$ 11,474

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 11: LONG-TERM DEBT

Long-term debt consists of *(in thousands)*:

	March 26, 2006	March 27, 2005
Term loan - bank	**$ 6,666**	$ 10,000
Less current portion	**4,166**	3,333
	$ 2,500	$ 6,667

The Company presently has borrowings from Wachovia Bank, National Association ("Wachovia") under a term loan. At March 26, 2006, the Company had $6,666,000 outstanding under the term loan which is payable in quarterly installments of $833,333 until the term loan matures in December 2007. Additionally, the Company maintains a revolving line of credit facility. The line of credit facility allows the Company to borrow up to $15,000,000 through December 31, 2007. At March 26, 2006, the Company had a $2,306,000 letter of credit outstanding against such facility in connection with its workers' compensation insurance program. Accordingly, at March 26, 2006, the Company had $12,694,000 available for borrowing under the line of credit facility, as no amounts were outstanding. The interest rate at March 26, 2006 of both the line of credit and the term loan was 5.53%. The Company has the option to pay interest at Wachovia's prime rate plus 1% or at the London interbank offering rate plus 1%. The interest rate may vary depending upon the ratio of the sum of earnings before interest, taxes, depreciation and amortization, as defined in the agreement, to its indebtedness. The loan agreements limit capital expenditures to certain amounts, require that the Company maintain certain financial ratios and profitability amounts and limit the payment of cash dividends. As of March 26, 2006, the Company was in compliance with all covenants of the Company's credit agreement with Wachovia.

Principal maturities of long-term debt obligations at March 26, 2006 are as follows:

FISCAL YEAR ENDING:	
2007	$ 4,166
2008	2,500
Total	$ 6,666

NOTE 12: INCOME TAXES

Deferred tax assets and liabilities reflect the tax effect of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts of such assets and liabilities as measured by income tax law. A valuation allowance is recognized to reduce deferred tax assets to the amounts that are more likely than not to be realized.

The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows *(in thousands)*:

	March 26, 2006	March 27, 2005
Deferred tax assets:		
Straight-line rent expense	**$ 1,715**	$ 1,569
Tax credit carryforward	–	1,017
Gift certificate liability	**1,031**	870
Amortization of gain	**784**	807
Employee benefit accruals	**302**	308
Other	**396**	148
	4,228	4,719
Deferred tax liabilities:		
Property and equipment	**1,741**	2,501
Inventories	**853**	839
Goodwill	**1,502**	1,118
	4,096	4,458
Net deferred tax asset:	**$ 132**	$ 261

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 12: INCOME TAXES *(cont.)*

The net deferred tax asset is classified on the balance sheet as follows *(in thousands)*:

	March 26, 2006	March 27, 2005
Current asset	**$ 805**	$ 417
Long-term liability	**673**	156
	$ 132	$ 261

The income tax provision consists of *(in thousands)*:

	FISCAL YEAR ENDED		
	March 26, 2006	March 27, 2005	March 28, 2004
Current:			
Federal	**$ 5,823**	$ 3,037	$ 1,876
State	**2,539**	1,559	680
Deferred:			
Federal and State	**129**	(76)	2,265
Income tax provision	**$ 8,491**	$ 4,520	$ 4,821

The income tax provision differed from the amount computed at the statutory rate as follows *(in thousands)*:

	FISCAL YEAR ENDED		
	March 26, 2006	March 27, 2005	March 28, 2004
Federal income tax provision at statutory rate of 35%	**$ 8,131**	$ 4,524	$ 5,053
Benefit of graduated rates	**–**	(86)	(140)
State income taxes, net of federal benefit	**1,519**	963	899
Tax credits, net	**(1,226)**	(1,222)	(1,026)
Other	**67**	341	35
Income tax provision	**$ 8,491**	$ 4,520	$ 4,821
Effective income tax rate	**36.6%**	35.0%	33.4%

NOTE 13: COMMITMENTS AND CONTINGENCIES

ACQUISITIONS

In December 1999, the Company completed the acquisition of 80% of the equity of Haru Holding Corp. ("Haru"). The acquisition was accounted for using the purchase method of accounting. Pursuant to the purchase agreement, at any time during the period from July 1, 2005 through September 30, 2005, the holders of the balance of Haru's equity (the "Minority Stockholders") had a one-time option to sell their remaining shares to the Company (the "put option"). The exercise price under the put option was to be calculated as four and one-half (4 1/2) times Haru's consolidated cash flow for the fiscal year ended March 27, 2005 less the amount of Haru's debt (as that term is defined in the purchase agreement) at the date of the computation.

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 13: COMMITMENTS AND CONTINGENCIES *(cont.)*

On July 1, 2005, the Minority Stockholders exercised the put option. Since that time the parties have been engaged in negotiations over the calculation of the put option price.

The Company believes that the proper application of the put option price formula would result in a payment to the former Minority Stockholders of approximately $3.7 million. The former Minority Stockholders claim to be entitled to a greater payment. There can be no assurance that this matter will not result in a legal proceeding or that the Company's interpretation of the put option price formula will prevail in any such proceeding. The Company has recorded a $3.7 million liability for the payment of the put option, based upon its calculation under the put option price formula, resulting in an increase to goodwill totaling $1.5 million and a decrease to minority interest totaling $2.2 million.

In December 2002, the Company completed the acquisition of RA Sushi, a privately owned Arizona chain which operated four restaurants. Pursuant to the purchase agreement of RA Sushi, the Company is required to pay the seller contingent purchase price payments based on certain operating results of the acquired business for fiscal years ending 2004, 2005 and 2006. The contingent purchase price payments are based upon the achievement of stipulated levels of operating earnings and revenues by the acquired restaurants over a three-year period commencing with the end of fiscal 2004 and such payments are not contingent on the continued employment of the sellers of the restaurants. The minimum contingent payment levels were met in fiscal 2006, 2005 and 2004. The Company recorded $228,000, $348,000 and $652,000 in fiscal 2006, 2005 and 2004, respectively, as additional goodwill for the contingent purchase price payments due for fiscal 2006, 2005 and 2004.

LITIGATION

On July 2, 2004, Benihana of Tokyo, Inc. ("BOT"), a significant holder of the Company's Common Stock, commenced a lawsuit in the Court of Chancery of the State of Delaware (the "Chancery Court") against the Company, individuals who were then members of the Company's Board of Directors and BFC Financial Corporation ("BFC"). The action, which purported to be brought both individually and derivatively on behalf of the Company, sought temporary and permanent injunctive relief, monetary damages of $14.2 million for loss of value of the Company's Common Stock and from $9.5 million to $10.8 million for loss of an alleged control premium, and recovery of costs and expenses, in connection with the closing of the $20.0 million sale of a new class of Series B Preferred Stock of the Company to BFC, a diversified holding company with operations in banking, real estate and other industries (see Note 14). John E. Abdo, a director of the Company, serves as a Vice Chairman, director, and is a significant shareholder of BFC. Among other relief sought, the action sought rescission of the sale of the Series B Preferred Stock to BFC.

The action alleged that the director defendants breached their fiduciary duties in approving the financing transaction with BFC by diluting the voting power represented by BOT's Common Stock holding in the Company. The trial of the action was completed on November 15, 2004.

On December 8, 2005, the Chancery Court rejected all claims asserted against the Company and its directors in the suit brought by BOT. In rejecting BOT's claims, the Chancery Court found that "the directors who approved the transaction did so, on an informed basis, acting in good faith and believing that they were acting in the best interests of Benihana." Thereafter, BOT filed an appeal with respect to the decision of the Chancery Court. The Company and its Board of Directors believe that the BFC financing was and is in the best interests of the Company and all of its shareholders, that there is no merit to the action brought by BOT, and intend to continue to vigorously defend and oppose the action. The appeal has been briefed and argued to the Delaware Supreme Court, and the parties are awaiting a decision from that court. The Company has not recorded a liability for this lawsuit, but legal expenses are being incurred and recognized to defend the Company and members of the Board of Directors. There can be no assurance that an adverse result from an appeal that overturns the Chancery Court's ruling will not have a material adverse effect on the Company's results of operations or financial position.

The Company is not subject to any other pending legal proceedings, other than ordinary routine claims incidental to its business.

NOTE 13: COMMITMENTS AND CONTINGENCIES *(cont.)*

The Company has entered into supply agreements for the purchase of beef, chicken and seafood, in the normal course of business, at fixed prices for twelve- and six-month terms, respectively, beginning on January 1, 2006. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

NOTE 14: CONVERTIBLE PREFERRED STOCK

On July 1, 2004, the Company received net proceeds of $9,253,000, after transaction costs, representing the funding of the first $10,000,000 tranche of its sale of $20,000,000 aggregate principal amount of Series B Convertible Preferred Stock ("Series B Preferred Stock") to BFC Financial Corporation ("BFC"). In connection with the first tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. John E. Abdo, a director of the Company, is a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC.

On August 4, 2005, the Company completed the second and final tranche consisting of $10,000,000 aggregate principal amount of its Series B Preferred Stock sold to BFC. In connection with the second tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. The Company received net proceeds of $9,884,000, after transaction costs, from the sale.

The Series B Preferred Stock has a liquidation preference of $20,000,000, or $25.00 per share, (subject to anti-dilution provisions) plus accrued and unpaid dividends. The Series B Preferred Stock is convertible into Common Stock of the Company at a conversion price of $19.00 per share that is 1.32 shares of Common Stock for each share of Series B Preferred Stock (subject to anti-dilution provisions). The 800,000 shares of Series B Preferred Stock outstanding at March 26, 2006 are convertible into an aggregate 1,052,632 shares of Common Stock. The Series B Preferred Stock carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B Preferred Stock, and votes on an "as if converted" basis together with the Company's Common Stock on all matters put to a vote of the holders of Common Stock. In addition, under certain circumstances, the approval of a majority of the Series B Preferred Stock is required for certain events outside the ordinary course of business, principally acquisitions or disposition of assets having a value in excess of 25% of the total consolidated assets of the Company.

The Company pays quarterly dividends on the Series B Preferred Stock, and at March 26, 2006, accrued but unpaid dividends on the Series B Preferred Stock totaled $233,000 or $0.29 per share of the Series B Preferred Stock.

Since the Series B Preferred Stock is convertible into Common Stock at a conversion price of $19.00 per share and the Common Stock was trading at $20.00 per share on August 4, 2005 when the second tranche was completed, a deemed dividend was recognized on the beneficial conversion feature, in connection with the second tranche, totaling $526,000. The deemed dividend will not result in any cash payments to the holders of the Series B Preferred Stock.

The Company is obligated to redeem the Series B Preferred Stock at its original issue price on July 2, 2014, which date may be extended by the holders of a majority of the then-outstanding shares of Series B Preferred Stock to a date no later than July 2, 2024. The Company may pay the redemption in cash or, at its option, in shares of Common Stock valued at then-current market prices unless the aggregate market value of the Company's Common Stock and any other common equity is below $75.0 million. In addition, the Series B Preferred Stock may, at the Company's option, be redeemed in cash at any time beginning three years from the date of issue if the volume-weighted average price of the Common Stock exceeds $38.00 per share for sixty consecutive trading days.

The holders of a majority of the outstanding Series B Preferred Stock are entitled to nominate one individual to the Company's board of directors. In the event that dividends are not paid for two consecutive quarters, the holders of the majority of the Series B Preferred Stock are entitled to elect one additional director.

Consistent with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," the conversion option of the Series B Preferred Stock is not a derivative liability that must be fair valued.

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 15: STOCKHOLDERS' EQUITY

COMMON AND CLASS A COMMON STOCK

The Company's Common Stock is convertible into Class A Common stock on a one-for-one basis. The Class A Common stock is identical to the Common stock except that it gives the holder one-tenth (1/10) vote per share, voting together with the Company's Common Stock as a single class on all matters except the election of directors. For election of directors, the Class A common stockholders vote as a class to elect 25% of the members of the Board of Directors.

STOCK OPTIONS

The Company has various stock option plans: a 1996 Class A Stock Option Plan (1996 Plan), a 1997 Class A Stock Option Plan (1997 Plan), a 2000 Class A Stock Option Plan (2000 Plan), a Directors' Stock Option Plan (Directors' Plan), Directors' Class A Stock Option Plan (Directors' Class A Plan) and a 2003 Directors' Stock Option Plan (2003 Directors' Plan), under all of which a maximum of 3,085,000 shares of the Company's Common Stock and Class A Common Stock were authorized for grant and for all of which options for 981,994 shares remain available for grant.

Options granted under the 1996, 1997 and 2000 Plans have a term of ten years from date of issuance, and are exercisable ratably over a three-year period commencing with the date of the grant. Options granted under these plans require that the exercise price be at market value on the date of the grant, or for optionees that own more than 10% of the combined voting rights of the Company, at 110% of market value for incentive stock options.

There are 17,500 shares of Common stock available for grant under the Directors Plan. There are no shares available for grant under the Directors Class A Plan. There are 126,667 shares of Class A Common Stock available for grant under the 2003 Directors' Plan. Under the 2003 Directors' Plan, options to purchase 10,000 shares of Class A Common Stock are automatically granted to each of the Company's non-employee directors on the date of the Company's annual meeting. Options granted under the 2003 Directors' Plan are exercisable ratably as to one-third of the shares on the date which is six months after the date of grant, one-third of the shares on the first anniversary of the grant of such option and as to the balance of such shares on the second anniversary of grant of such option.

The following table summarizes information about fixed-price stock options outstanding at March 26, 2006:

	Options Outstanding			Options Exercisable	
Ranges of Exercise Prices	Number	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 6.14 - $ 7.99	149,184	3.8	$ 7.25	149,184	$ 7.25
9.89 - 10.65	264,750	3.5	10.42	264,750	10.42
11.03 - 13.48	481,500	5.2	12.11	468,166	12.14
15.00 - 16.78	217,750	6.3	16.74	216,083	16.76
22.36	60,000	9.9	22.36	–	–
	1,173,184			1,098,183	

Transactions under the above plans for the years ended are as follows:

	March 26, 2006		March 27, 2005		March 28, 2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Balance, beginning of year	**1,710,855**	$ 11.20	1,727,453	$ 11.07	1,762,709	$ 10.72
Granted	**60,000**	22.36	70,000	11.87	85,000	11.93
Canceled/Expired	**(10,501)**	11.02	(15,000)	12.04	(4,313)	8.32
Exercised	**(587,170)**	9.74	(71,598)	8.55	(115,943)	6.54
Balance, end of year	**1,173,184**	$ 12.49	1,710,855	$ 11.20	1,727,453	$ 11.07
Weighted average fair value of options granted during year	**$ 6.67**		$ 3.37		$ 4.15	

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 15: STOCKHOLDERS' EQUITY *(cont.)*

STOCK RIGHTS

The Company has a Shareholder Rights Plan under which a Preferred Share Purchase Right (Right) is represented by outstanding shares of the Company's Common and Class A Common Stock. The Rights operate to create substantial dilution to a potential acquirer who seeks to make an acquisition, the terms of which the Company's Board of Directors believes is inadequate or structured in a coercive manner.

The Rights become exercisable on the tenth day (or such later date as the Board of Directors may determine) after public announcement that a person or a group (subject to certain exceptions) has acquired 20% or more of the outstanding Common Stock or an announcement of a tender offer that would result in beneficial ownership by a person or a group of 20% or more of the Common Stock.

NOTE 16: RELATED PARTY TRANSACTIONS

As discussed in Note 14, the Company sold an aggregate 800,000 shares of its Series B Preferred Stock to BFC for $20,000,000. John E. Abdo, a director of the Company, is a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC. The sale of Series B Preferred Stock was completed in two tranches between during fiscal years 2005 and 2006. The sale of Series B Preferred Stock resulted in net aggregate proceeds of $19,137,000 ($9,253,000 in fiscal 2005 and $9,884,000 in fiscal 2006).

As discussed in Note 13, BOT, a significant holder of the Company's Common Stock, commenced a lawsuit in the Chancery Court against the Company, individuals who were then members of the Company's Board of Directors and BFC, in connection with the closing of the $20.0 million sale of Series B Preferred Stock of the Company to BFC. While the Chancery Court has rejected all claims asserted against the Company and its directors in the suit brought by BOT, BOT has filed an appeal with respect to the decision of the Chancery Court. The appeal has been briefed and argued to the Delaware Supreme Court, and the parties are awaiting a decision from that court.

BOT owns a Benihana restaurant in Honolulu, Hawaii (the "Honolulu Restaurant") and all rights to the Benihana name and trade names, service marks and proprietary systems outside the territory served by the Company which consists of the United States (except for rights related to the State of Hawaii) and Central and South America and the islands of the Caribbean Sea. The Company also granted to BOT a perpetual license to operate the Honolulu Restaurant and an exclusive license to own and operate Benihana restaurants in Hawaii. This license is royalty free with respect to any Hawaiian restaurant beneficially owned by Rocky H. Aoki. The Company has a right of first refusal to purchase any Hawaiian restaurant or any joint venture or sublicensing thereof proposed to be made by BOT with an unaffiliated third party; and, in the event any Hawaiian restaurant is sold, sublicensed or transferred to a third party not affiliated with Rocky H. Aoki, the Company will be entitled to receive royalties from such restaurant equal to 6% of gross revenues.

Subsequent to fiscal 2006, the Company sold the assets of its sole Doraku restaurant to Kevin Aoki, the Company's former Vice President of Marketing and a current member of the Board of Directors. The assets were sold for $536,000, based on arm's length negotiations. The transaction was approved by the Board of Directors. Pursuant to the sale agreement, Kevin Aoki extended the non-competition provision of his employment agreement through August 31, 2008, but Mr. Aoki is permitted (i) to own, operate and manage Sushi Doraku restaurants in Hawaii and in Miami-Dade County, Florida, provided any such restaurants in Miami-Dade County are not within a seven mile radius of any existing or proposed restaurants then being operated by the Company or any of its subsidiaries or franchisees and (ii) to have an interest in any other additional Sushi Doraku restaurants with the prior written consent, not to be unreasonably withheld, of a committee of Benihana's Board of Directors. Additionally, the Company paid Mr. Aoki approximately $56,000 upon his resignation from the Company, representing the remainder of his unearned salary under an employment agreement. Consistent with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," these items will be reflected in the Company's fiscal 2007 results. The financial impact of this transaction will be nominal.

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 16: RELATED PARTY TRANSACTIONS *(cont.)*

While the assets of the Doraku restaurant meet the definition of "discontinued operations," as defined in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company has not segregated Doraku's assets and results of operations, as the amounts are immaterial. Assets held for sale totaled $499,000, and results of operations (net of taxes) were approximately $24,000, $(296,000), and $(105,000) for fiscal years 2006, 2005 and 2004 respectively.

Darwin C. Dornbush, the Company's Secretary and a retired Director of the Company, is a partner in Dornbush Schaeffer Strongin & Weinstein, LLP, formerly known as Dornbush Mensch Mandelstam & Schaeffer, LLP, a law firm. In the fiscal years 2006, 2005 and 2004, the Company incurred approximately $660,000, $650,000 and $670,000, respectively, in legal fees and expenses to Dornbush Schaeffer Strongin & Weinstein, LLP.

NOTE 17: INCENTIVE AND DEFERRED COMPENSATION PLANS

The Company has an incentive compensation plan whereby bonus awards are made if the Company attains a certain targeted return on its equity at the beginning of each fiscal year or at the discretion of the Compensation Committee. The purpose of the plan is to improve the long-term sustainable results of operations of the Company by more fully aligning the interests of management and key employees with the shareholders of the Company.

The Company's annual incentive compensation plan ties key employees' bonus earning potential to individually-designed performance objectives. Under the plan, each plan participant is provided a range of potential annual cash incentive awards based on his or her individually-designed performance objectives. Actual awards paid under the plan are based on exceeding goals tied to certain budgeted results of the Company. A portion of awards is also determined by achieving other performance and management goals.

For fiscal 2006, the maximum incentive awards that could be awarded to the Company's named executive officers pursuant to the incentive compensation plan are as follows: for the president and chief executive officer; executive vice president of operations; senior vice president - finance; vice president - marketing; senior vice president - chief operating administrative officer; and the vice president - sushi division: their annual base salary multiplied by 30%. The controller and the other senior directors are eligible to receive their annual base salary multiplied by 20%. Incentive compensation earned during fiscal 2006 is payable in a lump sum payment.

For fiscal 2005 and 2004, the amount of the awards is capped at 50% of the eligible salary of the employee. One-third of the amounts awarded are immediately made available to the employee and the remaining two-thirds become available ratably over the succeeding two years. Amounts allocated under the plan may be taken in cash or stock deferred in a non-qualified deferred compensation plan.

Target rates are approved annually based upon a review of the rates of return on equity of other publicly traded restaurant businesses by the Compensation Committee of the Board of Directors.

The Company recorded $461,000, $75,000 and $125,000 of corporate incentive compensation expense for fiscal years 2006, 2005 and 2004, respectively.

The Company has an executive retirement plan whereby certain key employees may elect to defer up to 20% of their salary and 100% of their bonus until retirement or age 55, whichever is later, or due to disability or death. Employees may select from various investment options for their available account balances. Investment earnings are credited to their accounts.

Notes to Consolidated Financial Statements

Years Ended March 26, 2006, March 27, 2005 and March 28, 2004

NOTE 18: QUARTERLY FINANCIAL DATA *(Unaudited)*

Fiscal quarter ended *(in thousands except for per share information)*:

	MARCH 26, 2006				MARCH 27, 2005			
	Fourth	Third	Second	First	Fourth	Third	Second	First
REVENUES	**$ 61,222**	**$ 55,644**	**$ 54,622**	**$ 74,065**	$ 54,779	$ 50,051	$ 48,110	$ 65,391
GROSS PROFIT	**46,104**	**41,869**	**41,384**	**55,661**	41,649	37,931	36,149	47,655
NET INCOME	**3,919**	**3,300**	**2,845**	**4,498**	2,230	2,017	1,661	1,912
BASIC EARNINGS PER SHARE	**$ .38**	**$ .33**	**$ .22**	**$ .47**	$ .23	$ .21	$ .17	$ .21
DILUTED EARNINGS PER SHARE	**$ .35**	**$ .30**	**$ .21**	**$ .44**	$ .22	$ .20	$ .16	$ .20

Report of Independent Registered Public Accounting Firm

Deloitte & Touche

To the Board of Directors and Stockholders of Benihana Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of Benihana Inc. and subsidiaries (the "Company") as of March 26, 2006 and March 27, 2005, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 26, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 26, 2006 and March 27, 2005, and the results of its operations and its cash flows for each of the three years in the period ended March 26, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 26, 2006, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 20, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.



Deloitte & Touche LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 20, 2006

Evaluation Disclosure Controls and Procedures

We have established and maintain disclosure controls and procedures that are designed to ensure that material information relating to the Company and our subsidiaries required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the date of such evaluation.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f) and 15d-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of March 26, 2006 based on the criteria in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon this evaluation, our management concluded that the Company's internal control structure and consequently, the Company's internal control over financial reporting were effective as of March 26, 2006.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10K, has also audited our management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of March 26, 2006. Deloitte & Touche LLP expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of March 26, 2006 as stated in their report included herein.

/s/ Joel A. Schwartz
Joel A. Schwartz
President

/s/ Michael R. Burris
Michael R. Burris
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Benihana Inc.
Miami, Florida

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Benihana Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of March 26, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 26, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 26, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 26, 2006 of the Company and our report dated June 20, 2006 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 20, 2006

Officers and Directors

CORPORATE OFFICERS

Joel A. Schwartz	*Chairman of the Board, President and Chief Executive Officer*
Taka Yoshimoto	*Executive Vice President, Operations*
Michael R. Burris	*Senior Vice President, Chief Financial Officer and Treasurer*
Juan C. Garcia	*Senior Vice President, Chief Operating Administrative Officer*
Darwin C. Dornbush	*Secretary*

DIRECTORS

Joel A. Schwartz	
Taka Yoshimoto	
John E. Abdo	*Vice Chairman of the Board of Directors and Chairman of the Executive Committee, BFC Financial Corporation; Vice Chairman of the Board and Chairman of the Executive Committee, BankAtlantic Bancorp, Inc.; Vice Chairman and President, Levitt Corporation; and Vice Chairman of the Board, Bluegreen Corporation*
Kevin Aoki	*President, Aoki Group LLC*
Norman Becker	*Independent Consultant, Certified Public Accountant*
J. Ronald Castell	*Reelron LLC*
Lewis Jaffe	*CEO, Oxford Media Inc.*
Robert B. Sturges	*Independent Consultant*
Joseph J. West	*Dean, School of Hospitality and Tourism Management, Florida International University*

Corporate Information

COMMON STOCK

NASDAQ Symbols	
Common Stock	BNHN
Class A Common Stock	BNHNA

GENERAL COUNSEL

Dornbush Schaeffer Strongin & Weinstein, LLP
747 Third Avenue
New York, New York 10017

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche, LLP
200 East Las Olas Boulevard
Suite 1400
Fort Lauderdale, FL 33301

10-K REPORT AVAILABILITY

A copy of the Benihana Inc. Form 10-K, filed with the U.S. Securities and Exchange Commission, is available on our corporate website at www.Benihana.com or can be obtained by writing us at:
8685 N.W. 53rd Terrace
Miami, FL 33166

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
Shareholder Services Group
10150 Mallard Creek Drive, Suite 307
Charlotte, North Carolina 28262
(800) 937-5449

CORPORATE HEADQUARTERS

8685 Northwest 53rd Terrace
Miami, Florida 33166
(305) 593-0770

Common Stock Information

The Company's Common Stock and Class A Common Stock are traded on the Nasdaq National Market System. There were 199 holders of record of the Company's Common Stock and 446 holders of record of the Class A Common Stock at March 26, 2006.

The table below sets forth high and low prices for the Company's Common Stock and Class A Common Stock for the periods indicated.

	FISCAL YEAR ENDED			
	MARCH 26, 2006		MARCH 27, 2005	
COMMON STOCK	High	Low	High	Low
1ST QUARTER	$ 16.05	$ 13.00	$ 18.25	$ 14.09
2ND QUARTER	21.66	14.25	16.25	11.62
3RD QUARTER	23.73	16.97	16.60	12.90
4TH QUARTER	30.53	21.60	16.50	14.25

	FISCAL YEAR ENDED			
	MARCH 26, 2006		MARCH 27, 2005	
CLASS A COMMON STOCK	High	Low	High	Low
1ST QUARTER	$ 16.10	$ 13.07	$ 18.12	$ 14.26
2ND QUARTER	20.64	14.20	15.43	11.25
3RD QUARTER	23.20	16.23	16.70	12.48
4TH QUARTER	30.50	20.89	16.60	14.30

The Class A Common Stock is identical to the Common Stock except that it gives the holder one-tenth (1/10) vote per share, voting together with the Company's Common Stock as a single class on all matters except the election of directors. For election of directors, the Class A Common stockholders vote as a class to elect 25% of the members of the Board of Directors.

The Company has not declared or paid a cash dividend on common equity since its organization and has no present intention of paying any such dividend in the foreseeable future. The Company intends to retain all available cash for the operation and expansion of its business. In addition, the Company's present loan agreement restricts the payment of cash dividends on common stock.

Benihana Restaurant Group Locations 2006

75 COMPANY OWNED RESTAURANTS

ANCHORAGE, AK
SCOTTSDALE, AZ
TUCSON, AZ
ANAHEIM, CA
BURLINGAME, CA
CARLSBAD, CA
CITY OF INDUSTRY, CA
CONCORD, CA
CUPERTINO, CA
ENCINO, CA
NEWPORT BEACH, CA
ONTARIO, CA
SACRAMENTO, CA
SAN DIEGO, CA
SAN FRANCISCO, CA
SANTA MONICA, CA
TORRANCE, CA
DENVER, CO
WASHINGTON D.C.
FT. LAUDERDALE, FL
LAKE BUENA VISTA, FL
MIRAMAR, FL
NORTH BAY VILLAGE, FL
MIAMI, FL - SAMURAI
STUART, FL
ALPHARETTA, GA
ATLANTA I, GA
ATLANTA II, GA
CHICAGO, IL
LOMBARD, IL
SCHAUMBURG, IL
WHEELING, IL
INDIANAPOLIS, IN
BETHESDA, MD
DEARBORN, MI
FARMINGTON HILLS, MI
TROY, MI
GOLDEN VALLEY, MN
SHORT HILLS, NJ
PENNSAUKEN, NJ
MANHASSET, NY
NEW YORK WEST, NY
WESTBURY, NY
CINCINNATI I, OH
CINCINNATI II, OH
CLEVELAND, OH
BEAVERTON, OR
PITTSBURGH, PA
MEMPHIS, TN
DALLAS, TX
TURTLE CREEK, TX
HOUSTON I, TX
HOUSTON II, TX
LAS COLINAS, TX
SUGARLAND, TX
WOODLANDS, TX
SALT LAKE CITY, UT
RA SUSHI - AHWATUKEE, AZ
RA SUSHI - KIERLAND, AZ
RA SUSHI - SCOTTSDALE, AZ
RA SUSHI - TEMPE, AZ
RA SUSHI - TUCSON, AZ
RA SUSHI - SAN DIEGO, CA
RA SUSHI - PALM BEACH GARDENS, FL
RA SUSHI - CHICAGO, IL
RA SUSHI - GLENVIEW, IL
RA SUSHI - LAS VEGAS, NV
RA SUSHI - HOUSTON, TX
HARU AMSTERDAM, NY
HARU BROADWAY, NY
HARU GRAMERCY PARK, NY
HARU PARK AVENUE, NY
HARU THIRD AVENUE, NY
HARU TOO, NY
HARU PHILADEPHIA, PA

9 UNDER DEVELOPMENT

CHANDLER, AZ
CORAL GABLES, FL
MAPLE GROVE, MN
RA SUSHI - TUSTIN, CA
RA SUSHI - HUNTINGTON BCH, CA
RA SUSHI - CORONA, CA
RA SUSHI - TORRANCE, CA
RA SUSHI - LOMBARD, IL
HARU WALL STREET, NY

18 BENIHANA FRANCHISE RESTAURANTS

NORTH LITTLE ROCK, AR
BEVERLY HILLS, CA
MONTEREY, CA
BROOMFIELD, CO*
HONOLULU, HI
EDISON, NJ
LAS VEGAS, NV
HARRISBURG, PA
AUSTIN, TX
SAN ANTONIO, TX
SEATTLE, WA
MILWAUKEE, WI
ARUBA
CARACAS I VENEZUELA
CARACAS II VENEZUELA
LIMA, PERU
SANTIAGO, CHILE
EL SALVADOR

*To be acquired during fiscal 2007

3 UNDER DEVELOPMENT

PANAMA
NAPLES, FL
TRINIDAD & TOBAGO


BENIHANA inc.



BENIHANA INC.

8685 N.W. 53rd Terrace, Miami Florida 33166